MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Non-IFRS measures

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes for the three and six months ended June 30, 2022 (the "Interim Financial Statements") of Tricon Residential Inc. (“Tricon", "us", "we" or the “Company”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“the IASB”) and consistent with the Company's audited annual consolidated financial statements for the year ended December 31, 2021.

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: proportionate metrics, net operating income ("NOI"), NOI margin, proportionate same home NOI and NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used in this MD&A are provided in Section 4 and Appendix A, and the supplementary financial measures which are key performance indicators presented herein are discussed in detail in Section 6.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Forward-looking statements

Certain statements in this MD&A are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in the Company’s Interim Financial Statements along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, "target" and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable.

This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, timelines and sales/rental expectations; expected performance fees; future cash flows; transaction and development timelines; anticipated demand for residential real estate; the anticipated growth of the Company's rental businesses; the acquisition of build-to-rent projects; the Company’s key priorities over the next three years and the manner in which they might be achieved; expected future acquisitions, acquisition pace, rent growth, operating expenses, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and U.S. and Canadian multi-family rental apartments; roll out of operations programs and resident betterment programs; anticipated environmental, social and governance

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

(“ESG”) initiatives; debt financing and refinancing intentions; and the ongoing impact of the COVID-19 pandemic. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated March 1, 2022 (the “AIF”) and its 2021 annual MD&A (as supplemented by Section 7.6 of this document), both of which are available on SEDAR at www.sedar.com. The continuing impact of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness; the tax laws as currently in effect; the continuing availability of capital and suitable acquisition and investment opportunities; current economic conditions including property value appreciation; and the anticipated impact of COVID-19.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant unknown risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to, the Company’s ability to execute its growth strategies; the impact of changing conditions in the U.S. and Canadian multi-family housing market; increasing competition in the Canadian and U.S. single-family and multi-family housing market; the effect of fluctuations and cycles in the Canadian and U.S. real estate market; the marketability and value of the Company’s portfolio; the expected future value of the Company's portfolio; changes in the attitudes, financial condition and demand of the Company’s demographic market; fluctuation in interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 7.6 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements.

Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions (including those noted above), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws.

Market and industry data

This MD&A may include certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

knowledge of the industry in which the Company operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

Other

Select photos in this document are presented for illustrative purposes only, may be artists' renditions, and may not be representative of all properties in the Company’s portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

1.    Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated as of August 9, 2022, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon", “us", “we” or the “Company”), and reflects all material events up to that date. It should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2022 ("Interim Financial Statements"), which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), including International Accounting Standard, Interim Financial Reporting ("IAS 34"). The accounting policies are consistent with the Company's audited annual consolidated financial statements for the year ended December 31, 2021, available on the Company's website at www.triconresidential.com, on the Canadian Securities Administrators’ website at www.sedar.com, and as part of the Company's annual report (Form 40-F) filed on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional information about the Company, including its Annual Information Form, is available on these websites.

The registered office of the Company is at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated.

1.1    Vision and guiding principles

Tricon was founded in 1988 as a fund manager for private clients and institutional investors focused on for-sale residential real estate development. The pursuit of continuous improvement as well as a desire to diversify and facilitate succession planning drove the Company’s decision to become publicly traded in 2010. While the U.S. for-sale housing industry was decimated in the Great Recession of 2007-2009, Tricon's strong foundation and its leaders' resilience helped it endure the downturn and learn valuable lessons that informed the Company's decision to ultimately focus on rental housing.

In the decade that followed, Tricon embarked on a deliberate transformation away from for-sale housing, which is inherently cyclical, to become a rental housing company that addresses the needs of a new generation facing reduced home affordability and a desire for meaningful human connections, convenience and a sense of community. Today, Tricon provides high-quality, essential shelter to residents. Tricon's business is defensive by design, intended to outperform in good times and perform relatively well in more challenging times.

Tricon was among the first to enter into and institutionalize the U.S. single-family rental industry. Our success has been built on a culture of innovation and a willingness to adopt new technologies to drive efficiencies and improve our residents’ lives. We believe that our ability to bring together capital, ideas, people and technology under one roof is unique in real estate and allows us to improve the resident experience, safeguard our stakeholders’ investments, and drive superior returns.

Tricon strives to be North America’s pre-eminent single-family rental housing company serving the middle-market demographic by owning quality properties in attractive markets, focusing on operational excellence, and delivering exceptional customer service. Tricon is driven by its purpose statement - Imagine a world where housing unlocks life’s potential - and encourages its employees to conduct themselves every day according to the following guiding principles:

•Go above and beyond to enrich the lives of our residents

•Commit to and inspire excellence in everything we do

•Ask questions, embrace problems, thrive on the process of innovation

•Do what is right, not what is easy

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

•Elevate each other so together we leave an enduring legacy

Tricon’s guiding principles underpin our business strategy and culture of taking care of our employees first, who in turn are empowered and inspired to provide residents with superior service and to positively impact local communities. When our residents are satisfied, they rent with us longer, treat our properties as their own, and are likely to refer friends and family to become new customers. We have realized that the best way to drive returns for our shareholders and private investors is to ensure our team and residents are fulfilled. This is why Our People and Our Residents are also two of our key ESG priorities (see Section 1.3).

1.2    Business and growth strategy

Tricon is an owner and operator of a growing portfolio of approximately 33,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties and residential development assets. Since the Company's initial public offering in 2010, Tricon has evolved from an asset manager focused on investing in "for-sale" housing development to a growth-oriented rental housing company with a comprehensive technology-enabled operating platform. As at June 30, 2022, about 95% of the Company’s real estate assets are stabilized single-family rental homes and the remaining 5% are invested in adjacent residential businesses.

MULTI-FAMILY
RENTAL
2%
RESIDENTIAL
DEVELOPMENT*
3%
$10.8 BILLION
SINGLE-FAMILY
RENTAL
95%

*Includes dedicated “build-to-rent” single-family rental communities that will be transferred to the single-family rental segment upon stabilization.

(Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties, equity-accounted investments in Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.)

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Tricon’s differentiated strategy

Tricon's U.S. single-family rental strategy targets the "middle-market" resident demographic which consists of over seven million U.S. renter households (source: U.S. Census Bureau). The Company defines the middle-market cohort as those households earning between $75,000 and $125,000 per year and with monthly rental payments of $1,400 to $2,300. These rent levels typically represent approximately 20-25% of household income, which provides each household with meaningful cushion to continue paying rent in times of economic hardship. Conversely, Tricon has the flexibility to increase rents and defray higher operating costs in a stronger economic environment without significantly impacting its residents’ financial well-being. Focusing on qualified middle-market families who are likely to be long-term residents is expected to result in lower turnover rates, thereby reducing turn costs and providing stable cash flows for the Company. Tricon offers its residents economic mobility and the convenience of renting a high-quality, renovated home without costly overhead expenses such as maintenance and property taxes, and with a focus on superior customer service.

In addition to targeting the middle-market demographic, Tricon is focused on the U.S. Sun Belt, which is home to approximately 40% of all U.S. households and is expected to experience population growth in excess of 10% in most markets from 2020 to 2030 (source: The Cooper Center at the University of Virginia, 2018). The U.S. Sun Belt has experienced significant population and job growth over time, driven by a friendly business environment, lower tax rates, enhanced affordability and a warm climate. In many ways, the COVID-19 pandemic has accelerated these demographic trends and is expected to help drive even stronger relative population growth over the coming years in Tricon's core markets as Americans de-urbanize and seek out the relative safety of suburban living in less dense markets. Furthermore, the Company believes that work-from-home trends and in-migration to the Sun Belt states will likely continue as employers permit more flexible work arrangements and employees gravitate towards more affordable housing markets.

NV
6%
CA
11%
AZ
13%
TX
13%
IN
3%
TN
2%
NC
10%
SC
2%
GA
22%
FL
18%
Projected 2020-2030 population growth*
<10%
10% to 20%
Tricon NOI Concentration**

*Source: The Cooper Center at the University of Virginia

**NOI concentration based on same home single-family rental NOI as of Q2 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

TRICON RESIDENTIAL
SUPERIOR GROWTH PROFILE
Clear path to growing SFR portfolio to ~50,000 homes by the end of 2024
DIFFERENTIATED STRATEGIC PARTNERSHIP MODEL
Experience in raising private capital to accelerate growth, improve operating efficiency, and take development off balance sheet
TECH-ENABLED OPERATING PLATFORM
Enhanced resident experience and excellent operating metrics achieved through a centralized, technology-enabled platform and innovative approach to rental housing

I. Superior growth profile

There is a significant runway for growth in the single-family rental industry as only ~3% of the 16 million rental homes in the United States are institutionally owned (source: Green Street U.S. Single-Family Rental Outlook, January 2022). We believe we are particularly well positioned to take advantage of this opportunity as one of the leading owners and operators in the industry, with one of the largest portfolios of single-family rental homes in the U.S. Sun Belt.

Tricon is targeting to grow its single-family rental home portfolio to 50,000 homes by the end of 2024 and has a disciplined acquisition platform that is capable of deploying large amounts of capital across multiple acquisition channels and markets simultaneously. Tricon sources acquisition opportunities of existing homes through traditional channels, including Multiple Listing Service (“MLS”), “iBuyer” direct channels, and portfolio acquisitions. These traditional channels will account for the majority of Tricon’s planned acquisitions over the next three years and leverage the Company’s acquisition platform which filters and ranks many listings per year while standardizing hundreds of key underwriting parameters, enabling the Company to efficiently convert listings into offers.

In an undersupplied housing market, Tricon also believes in adding to the supply of rental homes and providing accessible housing solutions through its three newest home growth channels. These include the development of dedicated “build-to-rent” communities and the acquisition of both scattered new homes and completed single-family rental communities directly from homebuilders. In aggregate, our six existing and new home acquisition channels are expected to provide the Company with sufficient volume to meet its acquisition targets.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

II. Differentiated strategic partnership model

Through its differentiated strategic partnership model, Tricon has demonstrated its ability to raise and deploy third-party capital to accelerate growth, improve operating efficiency, and take development off balance sheet. Institutional investors with allocations to real estate have also been increasingly favoring more resilient residential and industrial investment strategies in light of the uncertainty created by COVID-19 around office, retail and hospitality assets. The so-called “beds and sheds” investment strategies have led to a significant increase in capital allocated to the residential sector in general and the single-family rental industry in particular, which in turn has lowered the cost of capital for industry participants and facilitated future growth. The Company has recently partnered with leading global real estate investors to form three complementary single-family rental joint ventures, each with a unique acquisition strategy that provides residents with more housing options at an accessible price point.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

(1) As at June 30, 2022, Tricon's unfunded equity commitment to these vehicles was approximately $435 million.

III. Technology-enabled operating platform

Tricon has developed a technology-enabled platform that supports its growth, provides its residents an elevated living experience, and optimizes operating efficiencies. The Company's proprietary suite of software applications, referred to as “TriApps”, automates every facet of the single-family rental business, as described below.

The Company has systemized the process of home acquisition and once homes are acquired, renovates them to a common standard before making them available for rent. Prospective residents are directed to the Company’s website, where they can rent a home in a few easy steps. In the leasing process, Tricon leverages 360-degree online tours, self-showing technology, virtual self-move-ins and a statistical screening model to underwrite residents and drive retention. The proprietary TriForce App allows for dynamic coordination of repairs and maintenance activities among the field personnel, centralized office staff and third-party vendors by automating workflows, standardizing work scope and compressing the delegation of authority. Tricon uses logistics software and mobile inventory management to ensure its maintenance technicians can service homes in the most efficient manner and with a high first-time fix rate. In its call center, Tricon leverages Intelligent Virtual Agents to automate leasing and maintenance inquiry intake so the call center team can focus on higher value work such as inside sales or customer service. And lastly, in revenue management, Tricon has pioneered revenue optimization tools to balance occupancy, time on market and rent growth, and to smooth out lease expiration schedules. Management believes the Company has a significant competitive advantage arising from its technology-enabled property management platform that is difficult to replicate and is highly scalable.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Revenue Management

TriPod* revenue optimization tools to balance rent vs. occupancy vs. time on market

Dedicated ancillary revenue team continues to add new service offerings to benefit residents and drive revenue growth

Asset tagging of major components to forecast useful life and manage the replacement cycle

Acquisitions

Acquisitions platform filters and ranks many listings per year and standardizes hundreds of key underwriting steps, enabling the team to efficiently convert listings into offers

Call Center

Intelligent Virtual Agents streamline resident inquiries ranging from new leases to service requests

Efficient centralized administration and oversight of repairs and maintenance

Resident Underwriting

Statistical screening model used to qualify residents, drive retention and reduce turnover costs

Repairs and Maintenance

TriForce* platform enables real-time data sharing by field staff and central office

Mobile inventory management drives efficiency for maintenance techs

Leasing

Leverage 360-degree online tours, self-showing technology, and algorithmic lead scoring to maximize prospect conversion

Virtual move-ins to provide residents with added convenience

*TriPod and TriForce are proprietary technologies developed by Tricon and are all part of TriApps.

Adjacent residential businesses

Multi-family rental

Tricon operates and holds a 20% ownership interest in a portfolio of high-quality, affordably priced garden-style apartments located in desirable suburban sub-markets primarily in the U.S. Sun Belt. The portfolio comprises 23 properties totaling 7,289 units in 13 major markets and consists of new vintage garden-style complexes featuring resort-style amenities, including swimming pools and well-appointed fitness and common areas. Tricon holds these assets in partnership with institutional investors who have an investment bias towards long-term ownership and stable recurring cash flows. The institutional investors pay Tricon asset management fees, property management fees and possibly performance fees, enabling the Company to enhance its return on investment.

In Canada, Tricon operates and holds a 15% ownership interest in one 500-unit Class A rental property, The Selby, located in downtown Toronto. The Selby is currently managed through Tricon's vertically integrated platform, including local property management employees.

Residential development

Tricon develops new residential real estate properties, predominantly rental housing intended for long-term ownership. Such developments include (i) Class A multi-family rental apartments in Canada, (ii) single-family rental communities in the United States intended to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy land development and homebuilding projects predominantly in the United States.

(i) Canadian Class A multi-family rental apartments:

Tricon is one of the most active developers of Class A purpose-built rental apartment buildings in downtown Toronto with nine projects under development totaling approximately 4,289 units in which Tricon holds a 41% weighted average ownership interest based on net assets. Tricon holds these assets in partnerships with pension plans and strategic partners who have an investment bias towards long-term ownership and stable recurring cash flows.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

These institutional investors or strategic partners pay Tricon development management fees, asset management fees and possibly performance fees, enabling the Company to enhance its return on investment.

(ii) U.S. single-family rental communities:

The Company's build-to-rent strategy is focused on developing well-designed, dedicated single-family home rental communities, which often include shared amenities such as parks, playgrounds, pools and community gathering spaces. This strategy adds another growth channel to Tricon’s single-family rental business, and leverages the Company’s complementary expertise in land development, homebuilding and single-family rental property management. Once developed and stabilized, these build-to-rent communities will be integrated into the Company’s technology-enabled property management platform. The Company currently has a pipeline of approximately 3,000 rental units in 23 new home communities across the U.S. Sun Belt (through its THPAS JV-1 and Homebuilder Direct JV vehicles) and is on track to have over 600 new homes available for rent by the end of 2022, with the current pipeline of homes projected to be completed by the end of 2024.

(iii) U.S. land development and homebuilding:

The Company’s legacy business provides equity or equity-type financing to experienced local or regional developers and builders of for-sale housing primarily in the United States. These investments are typically made through Investment Vehicles that hold an interest in land development and homebuilding projects, including master-planned communities ("MPCs"). Tricon also serves as the developer of certain of its MPCs through its Houston-based subsidiary, The Johnson Companies LP (“Johnson”). Johnson is an integrated development platform with expertise in land entitlement, infrastructure, municipal bond finance and placemaking, and has deep relationships with public and regional homebuilders and commercial developers.

Johnson’s reputation for developing high-quality MPCs is further evidenced by Johnson having three MPCs ranked in the top 50 based on homebuilder sales in 2021 according to RCLCO Real Estate Consulting.

Private funds and advisory

Tricon earns fees from managing third-party capital invested in its real estate assets through separate accounts, joint ventures and commingled funds ("Investment Vehicles"). Activities of this business include:

(i) Asset management of third-party capital: Tricon manages capital on behalf of institutional investors, including pension funds, sovereign wealth funds, insurance companies and others who seek exposure to the residential real estate industry. Tricon managed $8.6 billion of Assets Under Management (“AUM”) on behalf of third-party investors (out of total AUM of $16.4 billion) as at June 30, 2022 across its single-family rental, multi-family rental and residential development business segments (refer to Section 6 and Appendix A for further information concerning the Company's AUM). For its services, Tricon earns asset management fees on fee-bearing capital totaling $2.8 billion as at June 30, 2022, as well as performance fees provided targeted investment returns are achieved.

Tricon manages third-party capital for twelve of the top 100 largest institutional real estate investors in the world (source: "PERE Global Investor 100" ranking, October 2021). In 2022, Tricon ranked 53rd globally and second in Canada (compared to 58th globally and second in Canada in 2021) among global real estate investment managers based on the institutional equity raised since 2017 (source: "2022 PERE 100" manager ranking, June 2022).

(ii) Development management and related advisory services: Tricon earns development management fees from its rental development projects in Toronto, which leverage its fully integrated development team. In addition, Tricon earns contractual development fees and sales commissions from the development and sale of single-family lots, residential land parcels, and commercial land within the MPCs managed by its Johnson subsidiary.

(iii) Property management of rental properties: Tricon provides integrated property management services to its entire single-family and multi-family rental portfolio. The property management business is headquartered in Orange County, California, and provides resident-facing services including marketing, leasing, and repairs and maintenance delivered through a dedicated call center and local field offices. For its services, Tricon earns property management

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

fees, typically calculated as a set percentage of the gross revenues of each property, as well as leasing, construction and acquisition fees.

FEE REVENUE BY SOURCE FOR THE SIX MONTHS ENDED JUNE 30, 2022*

PERFORMANCE
FEES
27%
ASSET
MANAGEMENT
19%
PROPERTY
MANAGEMENT*
17%
DEVELOPMENT
MANAGEMENT
37%

* Certain asset management fees and property management fees paid by the single-family rental business segment and certain development management fees paid by Canadian development properties are eliminated upon consolidation and are excluded from revenue from private funds and advisory services. Refer to Section 4.3 for a summary of revenue from private funds and advisory services for the six months ended June 30, 2022.

1.3    Environmental, Social and Governance

Environmental, Social and Governance ("ESG") principles have guided Tricon throughout its 34-year history of delivering business excellence and in June 2022, Tricon released its second annual ESG report, a comprehensive summary and update of our substantial focus on the following five strategic ESG priorities:

Our People: Tricon is committed to engaging, supporting, and enriching the lives of its employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. To align our purpose-driven culture with our ESG strategy, Tricon focuses on: (i) creating an exceptional employee experience by empowering and enabling employees to unlock their potential, (ii) delivering company-wide professional development opportunities that promote high-performing work teams, and (iii) fostering a culture of diversity, inclusion and belonging to increase cognitive diversity and perspective.

Our Residents: Tricon's goal is to build meaningful communities where people can connect, grow and prosper. In that continued effort, Tricon focuses on: (i) providing residents with high-quality housing and best-in-class resident experience, (ii) delivering Tricon Vantage – a market-leading program aimed at providing its U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability, and (iii) giving back to the communities where we operate through our volunteer services and charitable giving programs.

Tricon is committed to providing housing options to its residents, including the ability to rent or own a home. During the quarter, we announced our down payment assistance program whereby our residents can qualify for assistance towards a down payment to buy a home of their choice. The program is a key component of Tricon Vantage and will be available to qualifying existing residents starting in the fourth quarter of 2022.

Our Innovation: Tricon is firmly committed to leveraging innovative technologies and housing solutions to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences, and (ii) developing offerings that enhance the lives of residents while addressing their housing needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Our Impact: Tricon is committed to making investments and operational decisions that reduce the environmental impact and enhance the sustainability and resource efficiency of our portfolio. The environmental impact portion of our ESG program focuses on: (i) developing and implementing sustainable methodologies to ensure our investments, developments and renovation projects adhere to our ESG objectives and commitments, (ii) investigating and investing in new technologies, materials, and renovation methods to reduce resource consumption across our real estate portfolio, and (iii) investigating and investing in the reduction of resource consumption across our property management and corporate office operations.

Our Governance: Tricon aims to proactively identify, understand, and manage the risks to our business while acting in a manner that exemplifies our commitment to ethics, integrity, trust and transparency. Tricon’s ESG program focuses on the following governance initiatives: (i) maintaining a culture of compliance, integrity and ethics, (ii) embedding a strong risk management culture by setting a foundation for effectively identifying, analyzing and managing material and systemic risks, and (iii) maintaining a diverse Board of Directors composition, in which either gender is represented by one-third of all directors.

Tricon’s annual ESG report is available on our website at www.triconresidential.com/investors/sustainability and provides details of our key ESG commitments, initiatives, and performance progress.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

2.    Highlights

The following section presents highlights for the quarter on a consolidated and proportionate basis.

On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary to two institutional investors, which resulted in a disposition of 80% of the Company's interest in that subsidiary. Accordingly, the Company deconsolidated the subsidiary and reclassified its current- and prior-year period results as discontinued operations separate from the Company's continuing operations in accordance with IFRS 5.

Core funds from operations ("Core FFO"), Core FFO per share, Adjusted funds from operations ("AFFO"), and AFFO per share are non-IFRS financial measures and non-IFRS ratios as identified in Section 6. The Company uses guidance specified by the National Association of Real Estate Investment Trusts ("NAREIT") to calculate FFO, upon which Core FFO and AFFO are based. The measures are presented on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing FFO, Core FFO and AFFO on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. Note that FFO, Core FFO, Core FFO per share, AFFO and AFFO per share are not meant to be used in measuring the Company's liquidity. See “Non-IFRS measures” on page 1 and Appendix A for a reconciliation to the most directly comparable IFRS measures.

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2022	2021	2022	2021

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$416,860	$146,322	$580,317	$188,226
Fair value gain on rental properties	395,835	254,312	695,407	366,614

Basic earnings per share attributable to shareholders of Tricon from continuing operations	1.51	0.73	2.11	0.95
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.85	0.72	1.49	0.94

Net loss from discontinued operations	—	—	—	(67,562)
Basic loss per share attributable to shareholders of Tricon from discontinued operations	—	—	—	(0.34)
Diluted loss per share attributable to shareholders of Tricon from discontinued operations	—	—	—	(0.34)

Dividends per share(1)	$0.058	$0.056	$0.116	$0.112

Weighted average shares outstanding - basic	274,598,588	199,113,835	274,345,001	197,024,375
Weighted average shares outstanding - diluted	311,913,232	200,742,510	311,929,796	198,586,256

Non-IFRS(2) measures on a proportionate basis
Core funds from operations ("Core FFO")	$51,009	$35,726	$94,044	$68,248
Adjusted funds from operations ("AFFO")	40,730	28,226	74,388	54,030

Core FFO per share(3)	0.16	0.14	0.30	0.27
AFFO per share(3)	0.13	0.11	0.24	0.22

Select balance sheet items reported on a consolidated basis			June 30, 2022	December 31, 2021

Total assets			$11,487,287	$9,148,617
Total liabilities(4)			7,873,367	6,087,548
Net assets attributable to shareholders of Tricon			3,608,352	3,053,794

Rental properties			10,263,424	7,978,396
Debt			5,096,526	3,917,433
(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

(2) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to “Non-IFRS measures” on page 1 and Appendix A.
(3) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which were 311,913,232 and 311,929,796 for the three and six months ended June 30, 2022, respectively, and 252,511,687 and 250,358,803 for the three and six months ended June 30, 2021, respectively.
(4) Includes limited partners' interests in SFR JV-1, SFR JV-HD and SFR JV-2.

IFRS measures on a consolidated basis

Net income from continuing operations in the second quarter of 2022 was $416.9 million compared to $146.3 million in the second quarter of 2021, and included:

•Revenue from single-family rental properties of $155.1 million compared to $107.0 million in the second quarter of 2021, driven primarily by 33.9% growth in the single-family rental portfolio to 33,423 homes and a 10.4% year-over-year increase in average effective monthly rent (from $1,513 to $1,670).

•Direct operating expenses of $50.7 million compared to $36.3 million in the second quarter of 2021, largely as a result of the growth of the rental portfolio, higher property tax expenses associated with increasing property values, as well as general cost and labor market inflationary pressures.

•Revenue from private funds and advisory services of $20.4 million compared to $13.1 million in the second quarter of 2021, primarily attributable to performance fees earned from the U.S. residential development portfolio, along with property management fees earned from the U.S. multi-family portfolio following the internalization of its property management functions.

•Fair value gain on rental properties of $395.8 million compared to $254.3 million in the second quarter of 2021 driven by the appreciation of home values within the single-family rental portfolio. The higher home prices are attributable to a number of factors, including strong population and job growth in the U.S. Sun Belt markets, but are predominantly reflective of perennially low supply of existing and new homes for sale throughout the United States and in particular in the Company's target markets.

Net income from continuing operations for the six months ended June 30, 2022 was $580.3 million compared to $188.2 million for the period ended June 30, 2021, and included:

•Revenue from single-family rental properties of $293.9 million and direct operating expenses of $96.3 million compared to $206.4 million and $69.5 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $60.8 million attributable to the expansion of the single-family rental portfolio as well as strong rent growth.

•Fair value gain on rental properties of $695.4 million compared to $366.6 million in the prior year, for the reasons discussed above.

Non-IFRS measures on a proportionate basis

Core funds from operations ("Core FFO") for the second quarter of 2022 was $51.0 million, an increase of $15.3 million or 43% compared to $35.7 million in the second quarter of 2021. This increase in Core FFO was primarily driven by significant NOI growth from the single-family rental business as discussed above and higher fees earned by the Company's Private Funds and Advisory business from new Investment Vehicles. Notably, the Company earned $8.3 million of performance fees during the quarter, compared to $3.9 million in the prior period. For these same reasons, Core FFO increased by $25.8 million or 38% to $94.0 million for the six months ended June 30, 2022 compared to $68.2 million in the prior period.

Adjusted funds from operations ("AFFO") for the three and six months ended June 30, 2022 was $40.7 million and $74.4 million, respectively, an increase of $12.5 million (44%) and $20.3 million (38%) from the same periods in the prior year. This growth in AFFO was driven by the increase in Core FFO discussed above, partially offset by higher

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

recurring capital expenditures associated with a larger single-family rental portfolio and inflationary cost pressures for both materials and labor.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

3.    Consolidated financial results

The following section should be read in conjunction with the Company’s Interim Financial Statements.

3.1    Review of income statements

Consolidated statements of income

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Revenue from single-family rental properties(1)	$155,135	$107,004	$48,131	$293,923	$206,395	$87,528
Direct operating expenses (1)	(50,739)	(36,260)	(14,479)	(96,254)	(69,479)	(26,775)
Net operating income from single-family rental properties	104,396	70,744	33,652	197,669	136,916	60,753

Revenue from private funds and advisory services	20,387	13,113	7,274	32,798	22,043	10,755

Income from equity-accounted investments in multi-family rental properties(2)	18,905	14,272	4,633	35,942	13,815	22,127
(Loss) income from equity-accounted investments in Canadian residential developments(3)	(98)	27	(125)	(113)	24	(137)
Other income(4)	372	330	42	3,421	535	2,886
Income from investments in U.S. residential developments(5)	3,002	8,251	(5,249)	7,307	14,910	(7,603)
Compensation expense	(22,737)	(19,272)	(3,465)	(50,989)	(36,292)	(14,697)
Performance fees expense	(15,117)	(981)	(14,136)	(27,681)	(1,711)	(25,970)
General and administration expense	(13,905)	(9,270)	(4,635)	(26,780)	(17,673)	(9,107)
Transaction costs	(5,482)	(4,408)	(1,074)	(7,701)	(5,637)	(2,064)
Interest expense	(45,864)	(37,396)	(8,468)	(82,718)	(73,471)	(9,247)
Fair value gain on rental properties	395,835	254,312	141,523	695,407	366,614	328,793
Fair value gain on Canadian development properties	874	—	874	874	—	874
Fair value gain (loss) on derivative financial instruments and other liabilities	156,487	(41,475)	197,962	127,125	(78,647)	205,772
Amortization and depreciation expense	(3,584)	(2,849)	(735)	(6,991)	(5,499)	(1,492)
Realized and unrealized foreign exchange gain (loss)	100	(2,710)	2,810	39	(2,540)	2,579
Net change in fair value of limited partners’ interests in single-family rental business	(112,003)	(49,246)	(62,757)	(204,235)	(75,387)	(128,848)
	356,785	109,585	247,200	462,907	99,041	363,866
Income before income taxes from continuing operations	$481,568	$193,442	$288,126	$693,374	$258,000	$435,374
Income tax expense from continuing operations	(64,708)	(47,120)	(17,588)	(113,057)	(69,774)	(43,283)
Net income from continuing operations	$416,860	$146,322	$270,538	$580,317	$188,226	$392,091

Basic earnings per share attributable to shareholders of Tricon from continuing operations	1.51	0.73	0.78	2.11	0.95	1.16
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.85	0.72	0.13	1.49	0.94	0.55

Net loss from discontinued operations	—	—	—	—	(67,562)	67,562

Basic loss per share attributable to shareholders of Tricon from discontinued operations	—	—	—	—	(0.34)	0.34
Diluted loss per share attributable to shareholders of Tricon from discontinued operations	—	—	—	—	(0.34)	0.34

Weighted average shares outstanding - basic	274,598,588	199,113,835	75,484,753	274,345,001	197,024,375	77,320,626
Weighted average shares outstanding - diluted(6)	311,913,232	200,742,510	111,170,722	311,929,796	198,586,256	113,343,540
(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,083 and $2,000 for the three and six months ended June 30, 2021, respectively, that were previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

(2) Includes income from The Selby and the U.S. multi-family rental portfolio, which was syndicated on March 31, 2021 (Section 4.2.1).
(3) Includes income from The Taylor, Canary Landing (West Don Lands), The Ivy, 7 Labatt and Queen & Ontario (Section 4.2.2).
(4) Includes other income from Canadian development properties, The James (Scrivener Square) and The Shops of Summerhill (Section 4.2.2) along with other income resulting from income generated from U.S. residential developments.
(5) Reflects the net change in the fair values of the underlying investments in the legacy for-sale housing business (Section 4.2.2).
(6) For the three and six months ended June 30, 2022, the exchangeable preferred units of Tricon PIPE LLC were dilutive (2021 - anti-dilutive). Refer to Note 19 to the Interim Financial Statements.

Revenue from single-family rental properties

The following table provides further details regarding revenue from single-family rental properties for the three and six months ended June 30, 2022 and 2021.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Rental revenue(1)	$145,926	$101,802	$44,124	$276,605	$197,104	$79,501
Other revenue(1)(2)	9,209	5,202	4,007	17,318	9,291	8,027
Revenue from single-family rental properties(2)	$155,135	$107,004	$48,131	$293,923	$206,395	$87,528
(1) All rental and other revenue are reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,083 and $2,000 for the three and six months ended June 30, 2021, respectively, previously recorded as a reduction in turnover expense have been reclassified to other revenue.

Revenue from single-family rental properties for the three months ended June 30, 2022 totaled $155.1 million, an increase of $48.1 million or 45.0% compared to $107.0 million for the same period in the prior year. The increase is attributable to:

•Growth of $44.1 million in rental revenue, driven by portfolio expansion of 33.9% (33,423 rental homes compared to 24,961) and a 10.4% year-over-year increase in average effective monthly rent per home ($1,670 compared to $1,513) attributable to the continued strong demand for single-family rental homes. This increase in revenue was partially offset by a 1.5% decrease in occupancy (94.6% compared to 96.1%) as a result of an accelerated pace of acquisition of vacant homes this quarter.

•An increase of $4.0 million in other revenue driven by portfolio expansion as well as incremental ancillary revenue from the rollout of the Company's smart-home technology initiative (61% of single-family rental homes were smart-home enabled at June 30, 2022 compared to 36% at June 30, 2021), along with higher resident enrollment in its renters insurance program. New lease application fees and the resumption of late fee charges, which were partially waived in the second quarter of 2021, also contributed to the growth in other ancillary revenue in the period.

Revenue from single-family rental properties for the six months ended June 30, 2022 totaled $293.9 million, an increase of $87.5 million or 42.4% compared to the prior year, primarily driven by the rental portfolio growth as well as an improvement in the average monthly rent, along with higher other revenue for the reasons discussed above.

Direct operating expenses

The following table provides further details regarding direct operating expenses of the single-family rental portfolio for the three and six months ended June 30, 2022 and 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Property taxes	$24,017	$15,749	$8,268	$45,754	$30,992	$14,762
Repairs and maintenance	7,221	5,457	1,764	13,955	10,053	3,902
Turnover(1)	2,333	2,782	(449)	4,028	5,042	(1,014)
Property management expenses	10,225	7,016	3,209	18,844	13,566	5,278
Property insurance	1,835	1,443	392	3,564	2,856	708
Marketing and leasing	615	419	196	1,201	775	426
Homeowners' association (HOA) costs	2,072	1,513	559	3,903	2,838	1,065
Other direct expense(2)	2,421	1,881	540	5,005	3,357	1,648
Direct operating expenses(1)	$50,739	$36,260	$14,479	$96,254	$69,479	$26,775
(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,083 and $2,000 for the three and six months ended June 30, 2021 previously recorded as a reduction in turnover expense have been reclassified to other revenue.
(2) Other direct expense includes property utilities on vacant homes and other property operating costs associated with ancillary revenue offerings.

Direct operating expenses for the three months ended June 30, 2022 were $50.7 million, an increase of $14.5 million or 39.9% compared to the same period in the prior year. The variance is primarily attributable to:

•An increase of $8.3 million in property taxes driven by 33.9% growth in the size of the portfolio, as well as a higher property tax expense per home arising from significant home price appreciation and anticipated tax increases in Tricon's markets.

•An increase of $1.8 million in repairs and maintenance attributable to a larger portfolio of homes along with underlying cost inflation, partially offset by a positive variance arising from $0.3 million in one-time repair costs that occurred in the comparative period as a result of the winter storm in Texas.

•An increase of $3.2 million in property management expenses as a result of additional operations personnel hired to manage a growing rental portfolio and inflationary pressures reflecting a tighter labor market.

Direct operating expenses for the six months ended June 30, 2022 were $96.3 million, an increase of $26.8 million or 38.5% compared to the prior year, primarily for the reasons described above.

Revenue from private funds and advisory services

The following table provides further details regarding revenue from private funds and advisory services for the three and six months ended June 30, 2022 and 2021, net of inter-segment revenues eliminated upon consolidation.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Asset management fees	$3,075	$3,509	$(434)	$6,202	$6,107	$95
Performance fees	8,344	3,881	4,463	9,087	4,573	4,514
Development fees	6,156	5,547	609	12,018	11,011	1,007
Property management fees	2,812	176	2,636	5,491	352	5,139
Revenue from private funds and advisory services	$20,387	$13,113	$7,274	$32,798	$22,043	$10,755

Revenue from private funds and advisory services for the three months ended June 30, 2022 totaled $20.4 million, an increase of $7.3 million from the same period in the prior year, mainly attributable to:

•An increase of $4.5 million in performance fees from the Company's U.S residential development portfolio. Performance fees are earned by the Company when third-party realized returns exceed set targets within the Investment Vehicles. As such, performance fees are generally episodic in nature and can fluctuate materially on a year-over-year basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

•An increase of $2.6 million in property management fees earned from the U.S multi-family rental portfolio. The Company syndicated the rental portfolio on March 31, 2021 and internalized the property management functions in the third quarter of 2021, at which time the Company began earning property management fees.

•An increase of $0.6 million in development fees driven by an increase in lot sales and higher selling prices at Johnson communities.

Revenue from private funds and advisory services for the six months ended June 30, 2022 totaled $32.8 million, an increase of $10.8 million from the prior year largely for the reasons discussed above.

Income from equity-accounted investments in multi-family rental properties

Equity-accounted investments in multi-family rental properties include Tricon's 20% interest in the U.S. multi-family rental joint venture formed on March 31, 2021, along with its 15% investment in 592 Sherbourne LP, which owns The Selby.

The following table provides further details regarding income from equity-accounted investments in multi-family rental properties for the three and six months ended June 30, 2022 and 2021.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

U.S. multi-family rental portfolio	$18,735	$14,204	$4,531	$35,612	$13,655	$21,957
592 Sherbourne LP (The Selby)	170	68	102	330	160	170
Income from equity-accounted investments in multi-family rental properties	$18,905	$14,272	$4,633	$35,942	$13,815	$22,127

Income from equity-accounted investments in multi-family rental properties for the three months ended June 30, 2022 was $18.9 million, a $4.6 million increase from the same period in the prior year. The variance was primarily driven by (i) an increase in fair value gains of $3.8 million resulting from improved demand fundamentals in select markets; and (ii) an increase in net operating income of $0.7 million across both the U.S. and Canadian portfolios as a result of improved occupancy and higher average monthly rents.

Income from equity-accounted investments in multi-family rental properties for the six months ended June 30, 2022 was $35.9 million, a $22.1 million increase from the prior year, attributable to the reasons discussed above and the inclusion of two full quarters of income associated with the U.S. multi-family rental portfolio. Prior to March 31, 2021, the financial results of the U.S. multi-family portfolio were accounted for under income from discontinued operations.

Income from investments in U.S. residential developments

The following table presents income from investments in U.S. residential developments for the three and six months ended June 30, 2022 and 2021.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Income from investments in U.S. residential developments	$3,002	$8,251	$(5,249)	$7,307	$14,910	$(7,603)

Income from investments in U.S. residential developments for the three months ended June 30, 2022 was $3.0 million, a decrease of $5.2 million from the same period in the prior year. This decrease was largely reflective of strong performance in the comparative period driven by historically low mortgage rates, and economic growth from relaxing pandemic restrictions. In contrast, the current period result shows a normalization of market conditions in for-sale housing demand in the context of rising mortgage rates and inflationary cost pressures.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Income from investments in U.S. residential developments for the six months ended June 30, 2022 was $7.3 million, a decrease of $7.6 million from the same period in the prior year. This year-over-year decrease is attributable to the reasons mentioned above, with the first half of this year showing initial signs of rising homebuilding costs and slowing absorption.

Management continues to monitor the macroeconomic factors that are fundamental to the for-sale housing market, including rising mortgage rates, which could impact consumer demand, development timelines as well as new for-sale housing supply.

Compensation expense

The following table provides further details regarding compensation expense for the three and six months ended June 30, 2022 and 2021.

For the periods ended June 30		Three months			Six months
(in thousands of U.S. dollars)		2022	2021	Variance	2022	2021	Variance

Salaries and benefits	A	$13,845	$9,750	$4,095	$27,869	$19,567	$8,302

Cash-based(1)		4,428	3,250	1,178	11,362	6,706	4,656
Equity-based(1)		273	2,076	(1,803)	3,470	5,216	(1,746)
Annual incentive plan ("AIP")	B	4,701	5,326	(625)	14,832	11,922	2,910

Cash-based(2)		4,091	4,102	(11)	7,924	4,672	3,252
Equity-based		100	94	6	364	131	233
Long-term incentive plan ("LTIP")	C	4,191	4,196	(5)	8,288	4,803	3,485

Total compensation expense	A+B+C	$22,737	$19,272	$3,465	$50,989	$36,292	$14,697
(1) The cash-based AIP figure for the six months ended June 30, 2022 includes one-time allocations for special awards granted in Q1 2022.
(2) The comparative period has been reclassified to conform with the current period presentation. Refer to Note 2 of the Interim Financial Statements for details.

Compensation expense for the three months ended June 30, 2022 was $22.7 million, an increase of $3.5 million or 18.0% compared to the same period in the prior year. The variance is attributable to:

•An increase of $4.1 million in payroll costs arising from a 50% increase in headcount, primarily driven by additional property management personnel hired to accommodate Tricon's continuous growth (including the integration of the U.S. multi-family rental portfolio), inflationary pressures in a tight labor market, as well as normal course salary adjustments.

•A partially offsetting decrease of $0.6 million in AIP expense, primarily driven by a $1.8 million reduction to the PSU liability reflecting the Company's lower share price, net of an increase to the AIP cash accrual of $1.2 million in line with Tricon's strong financial performance and a significant increase in headcount, as described above.

Compensation expense for the six months ended June 30, 2022 was $51.0 million, an increase of $14.7 million or 40.5% compared to the prior year, corresponding to:

•An increase of $8.3 million in payroll costs as described above.

•An increase of $3.5 million in LTIP expense, primarily related to a $3.3 million increase in cash-based LTIP expense. This variance was driven by the strong performance of the Investment Vehicles in the single-family rental and multi-family rental business segments during the current period, which increases the expected future performance fees. The cash-based LTIP expense is paid to participants under the LTIP if and when the performance fees are realized and paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

•An increase of $2.9 million in AIP expense, primarily driven by an expanded AIP pool, which is in line with the Company's financial performance and an increase in headcount, as described above.

Performance fees expense

The following table presents performance fees expense for the three and six months ended June 30, 2022 and 2021.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Performance fees expense	$15,117	$981	$14,136	$27,681	$1,711	$25,970

Performance fees expense for the three months ended June 30, 2022 was $15.1 million, an increase of $14.1 million compared to the same period in the prior year, driven by a significant increase in unrealized carried interest in connection with fair value gains of the underlying Investment Vehicles, which will be paid to key management equity participants if and when the amounts are in fact realized and paid. In aggregate, cash-based LTIP expense and performance fees expense represent no more than 50% of Tricon’s share of performance fees from each Investment Vehicle.

Performance fees expense for the six months ended June 30, 2022 was $27.7 million, an increase of $26.0 million compared to the same period in the prior year, for the same reasons described above.

General and administration expense

The following table presents general and administration expense for the three and six months ended June 30, 2022 and 2021.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

General and administration expense	$13,905	$9,270	$4,635	$26,780	$17,673	$9,107

General and administration expense for the three months ended June 30, 2022 was $13.9 million, an increase of $4.6 million compared to the same period in the prior year, which was primarily driven by incremental compliance costs associated with the Company's New York Stock Exchange listing and higher recruitment costs to accommodate for continued growth across various business segments. In addition, the Company incurred higher costs related to travel, as pandemic-related restrictions eased, and continued to expand its technology-enabled operating platform.

General and administration expense for the six months ended June 30, 2022 was $26.8 million, an increase of $9.1 million compared to the same period in the prior year, for the same reasons described above.

Interest expense

The following table provides details regarding interest expense for the three and six months ended June 30, 2022 and 2021 by borrowing type and nature.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Corporate borrowings	$1,624	$854	$770	$2,789	$2,055	$734
Property-level borrowings	35,391	25,377	10,014	62,752	49,474	13,278
Convertible debentures	—	2,477	(2,477)	—	4,928	(4,928)
Due to Affiliate	4,246	4,312	(66)	8,532	8,625	(93)
Amortization of deferred financing costs, discounts and lease obligations	4,603	4,376	227	8,645	8,389	256
Total interest expense	$45,864	$37,396	$8,468	$82,718	$73,471	$9,247

Weighted average interest rate				2.84%	2.97%	(0.13%)

Interest expense was $45.9 million for the three months ended June 30, 2022, an increase of $8.5 million compared to $37.4 million for the same period last year. The variance is primarily attributable to:

•An increase of $10.0 million in interest expense on property-level borrowings, driven by incremental net debt of $1.7 billion incurred to partially fund the growth of the single-family rental portfolio, coupled with a stable weighted average interest rate. Management expects an increase in the Company's weighted average interest rate in the coming quarters as benchmark interest rates have increased subsequent to quarter-end and floating-rate debt and new securitizations will be financed at higher prevailing interest rates.

•An increase of $0.8 million in interest expense on corporate borrowings, resulting from higher utilization of the corporate credit facility to fund the expansion of the single-rental family portfolio.

•A partially offsetting decrease of $2.5 million in interest expense on convertible debentures as the previously outstanding 2022 convertible debentures were redeemed in full by the Company on September 9, 2021.

Interest expense was $82.7 million for the six months ended June 30, 2022, an increase of $9.2 million compared to $73.5 million in the prior year. The variance is primarily attributable to the year-over-year increase in property-level and corporate borrowings, offset by the redemption in full of the convertible debentures, as discussed above.

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three and six months ended June 30, 2022 and 2021.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Fair value gain on rental properties	$395,835	$254,312	$141,523	$695,407	$366,614	$328,793

Fair value gain on single-family rental properties was $395.8 million for the three months ended June 30, 2022, an increase of $141.5 million compared to $254.3 million for the same period last year. For the six months ended June 30, 2022, the fair value gain totaled $695.4 million, an increase of $328.8 million from the prior year. The fair value of single-family rental homes is typically determined primarily by using the Home Price Index ("HPI") methodology and sometimes Broker Price Opinions (“BPO”), where applicable. Refer to Note 4 in the Interim Financial Statements for further details.

The higher home values for Tricon’s single-family rental portfolio are attributable to a number of factors, including strong population and job growth in the U.S. Sun Belt markets, along with a significant shortage of new housing supply. These factors contributed to continued HPI growth in the second quarter of 2022 of 5.6% (22.4% annualized), net of capital expenditures, compared to 5.2% (20.8% annualized) in the same period in the prior year. The valuation methodology was also applied to a larger portfolio of homes (33,423 homes in Q2 2022 compared to 24,961 in Q2 2021), driving even higher fair value gains. Management expects that home prices will likely stabilize in the upcoming quarters.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Fair value gain (loss) on derivative financial instruments and other liabilities

The following table presents the fair value gain (loss) on derivative financial instruments and other liabilities for the three and six months ended June 30, 2022 and 2021.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Fair value gain (loss) on derivative financial instruments and other liabilities	$156,487	$(41,475)	$197,962	$127,125	$(78,647)	$205,772

For the three months ended June 30, 2022, the fair value adjustment on derivative financial instruments and other liabilities changed by $198.0 million to a gain of $156.5 million compared to a loss of $41.5 million in the same period in the prior year. The fair value gain on derivative financial instruments in the current period was primarily driven by a $154.9 million gain on the exchange and redemption options associated with the preferred units issued by Tricon PIPE LLC. A decrease in Tricon's share price, on a USD-converted basis, served to reduce the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares. In addition, there was an increase in value on the Company's interest rate caps of $1.6 million (2021 - nil) attributable to increases in benchmark interest rates.

Included in the fair value loss for the three months ended June 30, 2021 was the fair value loss on the derivatives associated with the preferred units of Tricon PIPE LLC and the 2022 convertible debentures. As noted above, the 2022 convertible debentures were redeemed in full in September 2021.

For the six months ended June 30, 2022, the fair value gain on derivative financial instruments and other liabilities increased by $205.8 million to $127.1 million compared to a $78.6 million loss in the same period in the prior year, for the same reasons discussed above.

Net change in fair value of limited partners’ interests in single-family rental business

Limited partner ownership interests in the Company's single-family rental joint ventures, "SFR JV-1", "SFR JV-HD" and "SFR JV-2", are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners' interests in the single-family rental business for the three and six months ended June 30, 2022 and 2021.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Net change in fair value of limited partners’ interests in single-family rental business	$(112,003)	$(49,246)	$(62,757)	$(204,235)	$(75,387)	$(128,848)

For the three months ended June 30, 2022, the change in fair value of limited partners' interests in the single-family rental business was $112.0 million compared to $49.2 million for the same period in the prior year, representing an increase in non-controlling limited partners' interests of $62.8 million. This increase primarily reflects additional income earned from SFR JV-1 and SFR JV-2 during the period that is attributable to the Company’s joint venture partners. The higher income was driven by a $60.2 million increase in the limited partners' share of the fair value gain on rental properties and a $20.5 million increase in NOI, which were partly offset by a $17.9 million increase in interest and other expenses.

For the six months ended June 30, 2022, the change in fair value of limited partners' interests in the single-family rental business was $204.2 million compared to $75.4 million for the same period in the prior year, representing an increase of $128.8 million. The factors driving this change are consistent with those discussed above.

Income tax expense from continuing operations

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

The following table provides details regarding income tax expense from continuing operations for the three and six months ended June 30, 2022 and 2021.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Income tax (expense) recovery - current	$(1,104)	$(16)	$(1,088)	$(1,566)	$44,457	$(46,023)
Income tax expense - deferred	(63,604)	(47,104)	(16,500)	(111,491)	(114,231)	2,740
Income tax expense from continuing operations	$(64,708)	$(47,120)	$(17,588)	$(113,057)	$(69,774)	$(43,283)

For the three months ended June 30, 2022, income tax expense from continuing operations was $64.7 million, an increase of $17.6 million compared to $47.1 million in the same period in the prior year. This variance was driven primarily by deferred tax expense on a higher fair value gain recognized on the single-family rental properties.

For the six months ended June 30, 2022, income tax expense from continuing operations was $113.1 million, an increase of $43.3 million compared to $69.8 million in the prior year. This change was primarily driven by the current tax recovery benefit in the comparative period. The crystallization of tax losses carried forward from prior years allowed the Company to largely offset cash taxes triggered by the sale of the Company's 80% interest in the U.S. multi-family portfolio, and hence Tricon recorded a lower net tax expense from continuing operations for the six months ended June 30, 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

3.2    Review of selected balance sheet items

As at (in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Assets
Non-current assets
Rental properties	$10,263,424	$7,978,396
Equity-accounted investments in multi-family rental properties	232,704	199,285
Equity-accounted investments in Canadian residential developments	97,521	98,675
Canadian development properties	138,920	133,250
Investments in U.S. residential developments	127,757	143,153
Restricted cash	158,347	123,329
Goodwill	29,726	29,726
Deferred income tax assets	115,160	96,945
Intangible assets	8,183	9,324
Other assets	93,189	84,749
Derivative financial instruments	4,003	363
Total non-current assets	11,268,934	8,897,195

Current assets
Cash	146,463	176,894
Amounts receivable	17,600	41,582
Prepaid expenses and deposits	45,549	32,946
Assets held for sale	8,741	—
Total current assets	218,353	251,422
Total assets	$11,487,287	$9,148,617

Liabilities
Non-current liabilities
Long-term debt	$4,751,203	$3,662,628
Due to Affiliate	254,201	256,362
Derivative financial instruments	103,481	230,305
Deferred income tax liabilities	592,699	461,689
Limited partners' interests in single-family rental business	1,484,402	947,452
Long-term incentive plan	24,889	21,431
Performance fees liability	76,901	48,358
Other liabilities	28,945	28,958
Total non-current liabilities	7,316,721	5,657,183

Current liabilities
Amounts payable and accrued liabilities	130,121	102,954
Resident security deposits	65,330	56,785
Dividends payable	15,872	15,821
Current portion of long-term debt	345,323	254,805
Total current liabilities	556,646	430,365
Total liabilities	7,873,367	6,087,548

Equity
Share capital	2,125,887	2,114,783
Contributed surplus	23,704	22,790
Cumulative translation adjustment	18,940	22,842
Retained earnings	1,439,821	893,379
Total shareholders' equity	3,608,352	3,053,794
Non-controlling interest	5,568	7,275
Total equity	3,613,920	3,061,069
Total liabilities and equity	$11,487,287	$9,148,617

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Rental properties

The table below presents the changes in the fair value of rental properties by business segment for the six months ended June 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Opening balance	$7,978,396	$6,321,918
Acquisitions	1,462,897	1,835,235
Capital expenditures	157,779	198,602
Fair value adjustments	695,407	990,575
Dispositions	(31,055)	(1,367,934)
Balance, end of period	$10,263,424	$7,978,396

Rental properties increased by $2.3 billion to $10.3 billion as at June 30, 2022, from $8.0 billion as at December 31, 2021. The increase was driven by:

•Acquisition of 4,424 single-family rental homes for $1.5 billion, partially offset by the disposition of 103 properties with an aggregate carrying value of $31.1 million.

•Capital expenditures of $157.8 million, of which $124.5 million was attributable to the renovation of recently acquired single-family homes, and the remainder to the maintenance and improvement of homes across the existing single-family rental portfolio.

•Fair value gain of $695.4 million on the single-family rental portfolio, driven by strong demand for single-family homes, as previously discussed, combined with limited new and resale housing supply in the Company’s Sun Belt markets that contributed to significant home price appreciation.

Equity-accounted investments in multi-family rental properties

Equity-accounted investments in multi-family rental properties include Tricon's 20% interest in the U.S. multi-family rental joint venture formed on March 31, 2021, along with its 15% investment in 592 Sherbourne LP, which owns The Selby. The table below presents the change in equity-accounted investments in multi-family rental properties for the six months ended June 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Opening balance	$199,285	$19,913
Initial recognition of equity-accounted investment in U.S. multi-family rental properties	—	107,895
Advances	—	453
Distributions	(2,181)	(4,428)
Income from equity-accounted investments in multi-family rental properties	35,942	75,333
Translation adjustment	(342)	119
Balance, end of period	$232,704	$199,285

Equity-accounted investments in multi-family rental properties increased by $33.4 million to $232.7 million as at June 30, 2022 compared to $199.3 million as at December 31, 2021. The increase was attributable to income from the portfolio, primarily made up of fair value gains of $31.2 million on U.S. multi-family rental properties, partially offset by distributions.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Canadian development properties

The table below presents the change in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the six months ended June 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Opening balance	$133,250	$110,018
Development expenditures	7,064	12,748
Fair value adjustments	874	10,098
Translation adjustment	(2,268)	386
Balance, end of period	$138,920	$133,250

Canadian development properties increased by $5.7 million to $138.9 million as at June 30, 2022 compared to $133.3 million as at December 31, 2021. The increase was primarily driven by $7.1 million of development expenditures attributable to the ongoing construction at The James, partially offset by an unfavorable foreign exchange translation adjustment of $2.3 million.

Investments in U.S. residential developments

The table below presents the change in investments in U.S. residential developments for the six months ended June 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Opening balance	$143,153	$164,842
Advances	3,147	6,706
Distributions	(25,850)	(55,744)
Derecognition of investment in U.S. residential developments	—	(4,377)
Income from investments in U.S. residential developments	7,307	31,726
Balance, end of period	$127,757	$143,153

Investments in U.S. residential developments decreased by $15.4 million to $127.8 million as at June 30, 2022 compared to $143.2 million as at December 31, 2021. The decrease was primarily driven by distributions of $25.9 million resulting from multiple projects within the portfolio reaching advanced development stages. This decrease was partially offset by advances of $3.1 million made to the Company's single-family build-to-rent Investment Vehicle and investment income of $7.3 million driven by strong project performance during the period.

Equity-accounted investments in Canadian residential developments

The table below presents the change in equity-accounted investments in Canadian residential developments for the six months ended June 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Opening balance	$98,675	$74,955
Advances	11,022	30,089
Distributions	(10,443)	(14,772)
(Loss) income from equity-accounted investments in Canadian residential developments	(113)	8,200
Translation adjustment	(1,620)	203
Balance, end of period	$97,521	$98,675
Equity-accounted investments in Canadian residential developments decreased by $1.2 million to $97.5 million as at June 30, 2022 compared to $98.7 million as at December 31, 2021. The decrease was primarily driven by distributions of $10.4 million received from the Company's divestiture of two-thirds of its original 30% ownership in

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Queen & Ontario to its institutional partner (see Section 4.2.2), as well as an unfavorable foreign exchange translation adjustment of $1.6 million. This decrease was partially offset by advances of $11.0 million to finance the acquisition of the Symington development project and development activities across the portfolio.

Debt

The following table summarizes the consolidated net debt position of the Company.

As at (in thousands of U.S. dollars)	June 30, 2022	December 31, 2021	Variance

Single-family rental properties borrowings	$4,984,300	$3,906,482	$1,077,818
Canadian development properties borrowings	11,713	34,207	(22,494)
Corporate borrowings	142,538	13,962	128,576
	$5,138,551	$3,954,651	$1,183,900
Transaction costs (net of amortization)	(41,153)	(36,123)	(5,030)
Debt discount (net of amortization)	(872)	(1,095)	223
Total debt per balance sheet(1)	$5,096,526	$3,917,433	$1,179,093
Cash and restricted cash	(304,810)	(300,223)	(4,587)
Net debt(2)	$4,791,716	$3,617,210	$1,174,506
(1) Excludes Due to Affiliate.
(2) Non-IFRS measure; see “Non-IFRS measures” on page 1 and Section 6.

Net debt increased by $1.2 billion to $4.8 billion as at June 30, 2022, from $3.6 billion as at December 31, 2021. The variance was primarily attributable to:

•An increase of $1.1 billion in single-family rental properties borrowings driven by additional net debt borrowed to finance the acquisition of 4,424 new homes.

•An increase of $128.6 million in corporate borrowings to facilitate the continuous growth of the single-family rental business segment.

•A partially offsetting decrease of $22.5 million in Canadian development properties borrowings, attributable to the full repayment of a land loan prior to its maturity.

The weighted average interest rate applicable to debt owed by the Company as at June 30, 2022 was 2.84%. The following table summarizes the debt structure and leverage position as at June 30, 2022:

(in thousands of U.S. dollars)
Debt structure	Balance	% of total	Weighted average interest rate	Weighted average time to maturity (years)
Fixed	$3,218,265	62.6%	2.95%	3.9
Floating	1,920,286	37.4%	2.62%	2.0
Total/Weighted average	$5,138,551	100.0%	2.84%	3.2

As at June 30, 2022, Tricon's near-term debt maturities comprised of a term loan of $218.2 million in connection with Tricon's single-family rental properties, as well as a mortgage of $11.7 million related to the Company's Canadian residential developments. The Company is currently in the process of extending the maturity date of the term loan and refinancing the mortgage prior to their maturities in the latter half of 2022.

Tricon's debt maturities as at June 30, 2022 are presented below, assuming the exercise of all extension options.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

DEBT MATURITY ANALYSIS*
2,000
1,500
1,000
500
0
(in millions of U.S. dollars)
Single-family rental borrowings maturing in 2026 related to securitized debt
230
600
497
1,281
1,569
962
2022
2023
2024
2025
2026
2027
Single-family rental borrowings
Canadian development properties borrowings
Corporate borrowings

* Reflects the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

3.3    Subsequent events

SFR securitization transaction

On July 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of five classes of fixed-rate pass-through certificates with a face amount of approximately $350 million, a weighted average fixed-rate coupon of 5.47% (including servicing fees) and a term to maturity of six years, secured indirectly by a pool of 1,684 single-family rental homes. The transaction proceeds were primarily used to pay down existing short-term SFR JV-2 debt.

Quarterly dividend

On August 9, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after October 15, 2022 to shareholders of record on September 30, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

4.    Operating results of businesses

Management believes that information concerning the underlying activities within each of the Company’s operating businesses is useful for investors in understanding the Company’s overall performance, and this section presents key operating highlights for the quarter on a business-by-business basis. Management monitors the underlying activities within those businesses using non-IFRS measures and Key Performance Indicators ("KPIs"). A list of these measures and KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

The financial results and performance metrics in Section 4 and where indicated throughout this document reflect Tricon’s proportionate results, unless otherwise stated, as described in Section 6. Refer to “Non-IFRS measures” on page 1 and to Appendix A for IFRS reconciliations of financial information. The number of rental homes, properties or units quoted in Section 4 are presented in aggregate.

4.1    Single-Family Rental

Business update

The Company’s single-family rental business continued to benefit from favorable demographic shifts driving new household formation as well as strong population, job and wage growth in U.S. Sun Belt markets. Meanwhile, an imbalance persists between the demand for affordable single-family homes, both for homebuyers and renters, and the supply of new construction. This imbalance has contributed to rising home prices and higher down payments required for homebuyers, which together with inflationary cost pressures and higher mortgage rates, have made home ownership less attainable. Tricon’s relatively affordable single-family rental homes provide a much-needed alternative for those seeking the benefits of a home without the added cost of ownership.

The Company achieved strong operating performance during the quarter, including record same home occupancy of 98.3%, healthy same home blended rent growth of 8.4% and low same home resident turnover of 16.5%. Blended rent growth was comprised of 19.6% growth on new move-ins, driven by strong demand in all of Tricon's markets and a scarcity of homes available for rent, as well as 6.4% growth on renewals. Emerging from the COVID-19 pandemic, Tricon has gradually increased renewal rents over time as the Company balances strong market rate appreciation with its continued efforts to self-govern and moderate rent growth for existing residents as part of its ESG policy encouraging increased resident tenure.

Acquisitions update

The Company expanded its portfolio by acquiring 2,489 homes during the quarter at an average cost of $364,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $906 million (of which Tricon's proportionate share was approximately $274 million). The average acquisition cost per home of $364,000 increased by 27.7% year-over-year from $285,000 in Q2 2021, for three primary reasons: (i) the expansion of the acquisition program to more expensive markets, including Phoenix, Reno, Las Vegas and Nashville; (ii) the purchase of newer vintage homes which tend to have a higher cost; and (iii) significant year-over-year home price appreciation. While home prices have appreciated in Tricon’s acquisition markets and interest rates have increased, the Company continued acquiring homes at attractive capitalization rates and expects to generate favorable returns over the long term given the dearth of professionally managed single-family rental homes and available rent growth. Tricon has acquired 4,424 homes in the first half of 2022 and remains on track to acquire approximately 8,000 homes for the full year (see “Forward-looking statements” on page 1).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

OPERATING RESULTS – PROPORTIONATE TOTAL PORTFOLIO

For the periods ended June 30	Three months			Six months
(in U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Operating metrics(1)
Tricon wholly-owned rental homes	15,034	15,465	(431)	15,034	15,465	(431)
SFR JV homes	18,389	9,496	8,893	18,389	9,496	8,893
Rental homes	33,423	24,961	8,462	33,423	24,961	8,462

Occupancy	94.6%	96.1%	(1.5%)	93.5%	96.1%	(2.6%)
Average monthly rent	$1,670	$1,513	$157	$1,653	$1,500	$153
(1) The operating metrics reflect Tricon's proportionate share of the total portfolio, other than the number of rental homes which is presented in aggregate. The occupancy and average monthly rent are KPIs and are defined in Section 6.

For the periods ended June 30	Three months				Six months
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance	2022	2021	Variance	% Variance

Rental revenue(1)	$94,356	$78,219	$16,137	20.6%	$183,960	$153,091	$30,869	20.2%
Other revenue(1)(2)	5,496	3,711	1,785	48.1%	10,451	6,744	3,707	55.0%
Total revenue from rental properties	99,852	81,930	17,922	21.9%	194,411	159,835	34,576	21.6%

Property taxes	15,743	12,319	3,424	27.8%	30,689	24,534	6,155	25.1%
Repairs and maintenance	4,795	4,444	351	7.9%	9,976	8,297	1,679	20.2%
Turnover(2)	1,312	1,930	(618)	(32.0%)	2,373	3,508	(1,135)	(32.4%)
Property management expenses	6,543	5,333	1,210	22.7%	12,372	10,467	1,905	18.2%
Property insurance	1,291	1,189	102	8.6%	2,579	2,381	198	8.3%
Marketing and leasing	303	238	65	27.3%	568	485	83	17.1%
Homeowners' association (HOA) costs	1,238	1,163	75	6.4%	2,435	2,186	249	11.4%
Other direct expenses	1,440	1,257	183	14.6%	2,941	2,293	648	28.3%
Total direct operating expenses	32,665	27,873	4,792	17.2%	63,933	54,151	9,782	18.1%

Net operating income (NOI)(3)	$67,187	$54,057	$13,130	24.3%	$130,478	$105,684	$24,794	23.5%
Net operating income (NOI) margin(3)	67.3%	66.0%			67.1%	66.1%
(1) All rental and other revenue are reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $874 and $1,618 for the three and six months ended June 30, 2021, respectively, which were previously recorded as a reduction in turnover expense, have been reclassified to other revenue.
(3) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

Total portfolio NOI increased by $13.1 million or 24.3% to $67.2 million in the second quarter of 2022 compared to $54.1 million in the second quarter of 2021, as revenue expansion outpaced expense growth.

Rental revenue increased by $16.1 million or 20.6% during the quarter, driven primarily by a 10.4% increase in the average monthly rent ($1,670 in Q2 2022 vs. $1,513 in Q2 2021) and 12.0% portfolio growth (Tricon’s proportionate share of rental homes was 20,910 in Q2 2022 compared to 18,662 in Q2 2021). Other revenue also increased by $1.8 million as a result of a larger rental portfolio coupled with growth in ancillary revenue earned on services provided to residents (such as smart-home technology and renters insurance). New lease application fees as well as the resumption of late fee charges, that had both been partially waived in the second quarter of 2021, also contributed to a meaningful increase in other revenue.

Direct operating expenses increased by $4.8 million or 17.2% during the quarter, reflecting incremental costs incurred on a larger portfolio of homes, higher property taxes attributable to home price appreciation and increased

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

property management costs reflecting a tighter labor market. These increases were partially offset by a decrease in turnover expense attributable to a lower turnover rate.

OPERATING RESULTS – PROPORTIONATE SAME HOME PORTFOLIO

The same home portfolio includes homes that have been stabilized since September 30, 2020 as per the NAREIT guidelines (see Section 6).

For the same home portfolio, blended rent growth for the quarter was 8.4% (including 19.6% on new leases and 6.4% on renewals), accompanied by a 0.8% increase in occupancy to 98.3% from 97.5% recorded in the same period in 2021. Management expects that a continued favorable supply-demand imbalance along with embedded portfolio loss-to-lease (estimated by management to be approximately 20% of market rents) will continue to drive healthy rent growth into 2022 and beyond (see “Forward-looking statements” on page 1). The Company’s continued focus on resident retention has been essential in achieving lower annualized turnover of 16.5% on the same home portfolio compared to 23.8% in the second quarter of 2021. These KPIs are defined in Section 6.

For the periods ended June 30	Three months			Six months
(in U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Operating metrics - same home(1)
Tricon wholly-owned rental homes	14,392	14,392	—	14,392	14,392	—
SFR JV homes	5,767	5,767	—	5,767	5,767	—
Rental homes	20,159	20,159	—	20,159	20,159	—

Occupancy	98.3%	97.5%	0.8%	98.2%	97.4%	0.8%
Annualized turnover rate	16.5%	23.8%	(7.3%)	15.2%	22.6%	(7.4%)

Average monthly rent	$1,623	$1,509	$114	$1,606	$1,488	$118

Average rent growth - renewal	6.4%	4.7%	1.7%	6.3%	4.4%	1.9%
Average rent growth - new move-in	19.6%	16.9%	2.7%	19.0%	14.8%	4.2%
Average rent growth - blended	8.4%	8.1%	0.3%	8.4%	7.4%	1.0%
(1) The operating metrics reflect Tricon's proportionate share of the same home portfolio, other than the total number of homes comprising the same home portfolio which is presented in aggregate.

For the three months ended June 30
(in thousands of U.S. dollars)	2022	% of revenue	2021	% of revenue	Variance	% Variance

Rental revenue(1)	$76,281		$70,560		$5,721	8.1%
Other revenue(1)	3,584		3,222		362	11.2%
Total revenue from rental properties	$79,865	100.0%	$73,782	100.0%	$6,083	8.2%

Property taxes	12,920	16.2%	11,175	15.1%	1,745	15.6%
Repairs and maintenance	3,961	5.0%	4,117	5.6%	(156)	(3.8%)
Turnover	932	1.2%	1,847	2.5%	(915)	(49.5%)
Property management expenses	4,448	5.6%	4,095	5.6%	353	8.6%
Property insurance	1,090	1.4%	1,067	1.4%	23	2.2%
Marketing and leasing	94	0.1%	171	0.2%	(77)	(45.0%)
Homeowners' association (HOA) costs	926	1.2%	992	1.3%	(66)	(6.7%)
Other direct expenses	992	1.2%	993	1.3%	(1)	(0.1%)
Total direct operating expenses	25,363		24,457		906	3.7%

Net operating income (NOI)(2)	$54,502		$49,325		$5,177	10.5%
Net operating income (NOI) margin(2)	68.2%		66.9%
(1) All rental and other revenue are reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

For the six months ended June 30
(in thousands of U.S. dollars)	2022	% of revenue	2021	% of revenue	Variance	% Variance

Rental revenue(1)	$151,983		$139,493		$12,490	9.0%
Other revenue(1)	7,046		5,920		1,126	19.0%
Total revenue from rental properties	$159,029	100.0%	$145,413	100.0%	$13,616	9.4%

Property taxes	25,479	16.0%	22,438	15.4%	3,041	13.6%
Repairs and maintenance	8,404	5.3%	7,697	5.3%	707	9.2%
Turnover	1,814	1.1%	3,390	2.3%	(1,576)	(46.5%)
Property management expenses	8,877	5.6%	8,192	5.6%	685	8.4%
Property insurance	2,189	1.4%	2,146	1.5%	43	2.0%
Marketing and leasing	195	0.1%	376	0.3%	(181)	(48.1%)
Homeowners' association (HOA) costs	1,871	1.2%	1,902	1.3%	(31)	(1.6%)
Other direct expenses	1,963	1.2%	1,802	1.2%	161	8.9%
Total direct operating expenses	50,792		47,943		2,849	5.9%

Net operating income (NOI)(2)	$108,237		$97,470		$10,767	11.0%
Net operating income (NOI) margin(2)	68.1%		67.0%
(1) All rental and other revenue are reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

Total revenue for the same home portfolio increased by $6.1 million or 8.2% to $79.9 million in the second quarter of 2022 compared to $73.8 million for the same period in the prior year. This favorable change was primarily attributable to the following:

•Rental revenue – Rental revenue was $76.3 million compared to $70.6 million in the comparative period, representing an increase of 8.1%. This favorable variance was attributable to an increase of 7.6% in the average monthly rent per occupied home ($1,623 in Q2 2022 compared to $1,509 in Q2 2021) and a 0.8% increase in occupancy from 97.5% to 98.3%.

•Other revenue – Other revenue was $3.6 million compared to $3.2 million in the second quarter of 2021, an increase of 11.2%. This growth was driven by the Company’s smart-home technology initiative and higher resident enrollment in its renters insurance program. Tricon continues to roll out its smart-home package into newly acquired and turned homes, offering residents convenient keyless access, smart thermostats, and a suite of in-home sensors (45% of homes within the same home portfolio were smart-home enabled in Q2 2022 compared to 31% in Q2 2021). The Company’s resumption of late fee charges, which were partially waived in the second quarter of 2021, also contributed to the ancillary revenue growth.

Same home operating expenses increased by $0.9 million or 3.7% to $25.4 million in the second quarter of 2022 from $24.5 million during the same period in 2021. The variance is largely attributable to the following:

•Property taxes – Property taxes were $12.9 million compared to $11.2 million in the comparative period, an increase of 15.6%, reflecting significant year-over-year home price appreciation as well as relatively lower property tax being accrued in the comparative period. The Company’s property tax expense was trued up in the latter half of the year in 2021 based on assessed results. The current period's tax accrual was based on 2021 assessments, calibrated for anticipated home price appreciation projections. Tricon continues to work with a property tax consultant to monitor tax assessments and appeal them where appropriate.

•Repairs and maintenance – Repairs and maintenance expense was $4.0 million compared to $4.1 million in the comparative period, a decrease of 3.8%. The portfolio experienced higher work order activity post-pandemic as well as underlying cost inflation in the current period compared to the prior year. However, the comparative period included $0.3 million of one-time repair costs related to restoration work on properties affected by the winter storm in Texas.

•Turnover – Turnover expense was $0.9 million compared to $1.8 million in the comparative period, a decrease of 49.5%. This favorable variance was attributable to a lower annualized turnover rate of 16.5%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

(compared to 23.8% in Q2 2021) and increased capital improvements on turned homes given the longer resident tenure, which lowered the amount of expensed activities during the average turn.

•Property management expenses – Property management expenses were $4.4 million compared to $4.1 million in the comparative period, an increase of 8.6%, reflecting inflationary pressures and higher costs driven by a tighter labor market. The property management expenses represented 5.6% of revenue in both periods.

Same home NOI increased by 10.5% to $54.5 million in the second quarter of 2022 compared to $49.3 million in the second quarter of 2021 as revenue growth outpaced expense growth. In addition, the same home NOI margin increased to 68.2% in the second quarter of 2022 compared to 66.9% in the same period in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

4.2    Adjacent residential businesses

4.2.1    Multi-Family Rental

Tricon's multi-family rental business segment consists of 24 assets, including 23 predominantly garden-style apartments in the U.S. Sun Belt and one Class A high-rise property in downtown Toronto (note that nine other properties in downtown Toronto are currently under development and are discussed in Section 4.2.2).

U.S. multi-family rental

The Company's U.S. multi-family rental business had a strong second quarter of 2022 driven by healthy consumer demand buoyed by population and job growth in the U.S. Sun Belt, as well as targeted marketing and asset management efforts. As a result, the portfolio achieved solid blended rent growth of 16.0% (including new rent growth of 20.8%) and occupancy of 95.8%.

For the periods ended June 30	Three months			Six months
(in U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Number of properties	23	23	—	23	23	—
Number of units	7,289	7,289	—	7,289	7,289	—

Occupancy	95.8%	95.6%	0.2%	95.7%	95.1%	0.6%
Annualized turnover rate	44.8%	49.6%	(4.8%)	42.3%	46.8%	(4.5%)

Average monthly rent	$1,392	$1,226	$166	$1,367	$1,219	$148

Average rent growth - renewal	13.1%	5.9%	7.2%	13.7%	4.9%	8.8%
Average rent growth - new move-in	20.8%	14.3%	6.5%	17.7%	8.7%	9.0%
Average rent growth - blended	16.0%	10.2%	5.8%	15.5%	6.9%	8.6%

For the three months ended June 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$6,679	$5,877	$802	13.6%
Total direct operating expenses	2,640	2,406	234	9.7%

Net operating income (NOI)(1),(2)	$4,039	$3,471	$568	16.4%
Net operating income (NOI) margin(1),(2)	60.5%	59.1%

For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$13,039	$11,515	$1,524	13.2%
Total direct operating expenses	5,188	4,799	389	8.1%

Net operating income (NOI)(1),(2)	$7,851	$6,716	$1,135	16.9%
Net operating income (NOI) margin(1),(2)	60.2%	58.3%
Note: Given that the unit count did not change from 2021 to 2022, this is also the "Same Property" portfolio.
(1) Results reflect Tricon's 20% ownership in the portfolio.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

For the three months ended June 30, 2022, NOI increased by $0.6 million or 16.4% year-over-year to $4.0 million, primarily attributable to a $0.8 million or 13.6% growth in rental revenue. This favorable revenue variance was driven a 13.5% increase in average monthly rent per occupied unit ($1,392 in Q2 2022 vs. $1,226 in Q2 2021) and stable occupancy.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Direct operating expenses increased by $0.2 million or 9.7% year-over-year from $2.4 million to $2.6 million, primarily attributable to (i) increased usage and rising prices of third-party contracted services, including cleaning, landscaping and waste hauling (these are accounted for in the repairs, maintenance and turnover expense line item) and (ii) higher property management costs owing to a competitive labor market.

Canadian multi-family rental - The Selby

The Selby's operating performance benefited from the recent rebound of rental market conditions in downtown Toronto. Leasing activity was robust throughout the quarter and the property achieved record occupancy of 98.0% (a 12.4% year-over-year increase) as well as 15.1% blended rent growth reflecting strong demand fundamentals and the removal of leasing concessions, which were prevalent during the COVID-19 pandemic. For the three months ended June 30, 2022, net operating income was $0.3 million, an increase of $0.1 million or 41.6% compared to the same period in the prior year, as a result of these aforementioned factors.

For the periods ended June 30	Three months			Six months
(in Canadian dollars)	2022	2021	Variance	2022	2021	Variance

Number of properties	1	1	—	1	1	—
Number of units	500	500	—	500	500	—

Occupancy	98.0%	85.6%	12.4%	98.0%	90.6%	7.4%
Annualized turnover rate	32.0%	40.0%	(8.0%)	27.6%	34.0%	(6.4%)

Average monthly rent(1)	$2,505	$2,532	$(27)	$2,472	$2,482	$(10)

Average rent growth - renewal	14.7%	(7.2%)	21.9%	14.2%	(4.9%)	19.1%
Average rent growth - new move-in	15.4%	(22.3%)	37.7%	11.3%	(20.6%)	31.9%
Average rent growth - blended	15.1%	(17.4%)	32.5%	12.9%	(14.4%)	27.3%

For the three months ended June 30
(in thousands of Canadian dollars, unless otherwise indicated)	2022		2021		Variance		% Variance

Total revenue from rental properties		$613		$482		$131	27.2%
Total direct operating expenses	226		219		7		3.2%

Net operating income (NOI)(1),(2)		$387		$263		$124	47.1%
Net operating income (NOI) margin(2)	63.1%		54.5%
Net operating income (NOI)(1),(2)	US$	303	US$	214	US$	89	41.6%

For the six months ended June 30
(in thousands of Canadian dollars, unless otherwise indicated)	2022		2021		Variance		% Variance

Total revenue from rental properties		$1,199		$983		$216	22.0%
Total direct operating expenses	449		430		19		4.4%

Net operating income (NOI)(1),(2)		$750		$553		$197	35.6%
Net operating income (NOI) margin(2)	62.6%		56.3%
Net operating income (NOI)(1),(2)	US$	590	US$	445	US$	145	32.6%
(1) All dollar amounts in this table represent Tricon's 15% share of the operating results.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

4.2.2    Residential Development

Tricon's residential development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages, (ii) built-to-rent, dedicated single-family rental communities in the United States with the intention to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy investments in for-sale housing development projects predominantly in the United States.

As at (in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Canadian residential developments	$223,970	$204,129
U.S. residential developments	127,757	143,153

Net investments in residential developments	$351,727	$347,282

Net investments in residential developments as a % of total real estate assets	3%	4%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Canadian residential developments

The Company is one of the most active rental developers in downtown Toronto with nine projects totaling 4,289 units under construction or in pre-construction as at June 30, 2022. The Company's portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to The James development project. Once construction is complete and lease-up stabilization occurs, newly built Canadian multi-family rental apartments will transition from the residential development business segment to Tricon’s multi-family rental business segment.

Subsequent to quarter-end, the Company and its partner, the Canada Pension Plan Investment Board ("CPPIB"), approved the amendment of the CPPIB joint venture to provide for, among other matters, an increase of the venture’s maximum equity capitalization from C$500 million at inception to C$1.5 billion and the funding of all projects (including Queen & Ontario and Symington) with equity only. This amendment results in a reduction of Tricon’s maximum equity co-investment from C$150 million to C$115.7 million. In preparation for this amendment, the Company reduced its Queen & Ontario equity ownership from 30% to 10% by selling the equity to CPPIB in the second quarter of 2022 for net proceeds of $10.4 million.

As at June 30, 2022, the carrying value of Tricon's net assets in its Canadian multi-family development portfolio was $224.0 million. The following table summarizes the net assets by stage of development.

	June 30, 2022				December 31, 2021
(in thousands of U.S. dollars)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)

Projects in pre-construction(3)	$20,022	$(15,693)	$183	$4,512	$15,800	$(13,553)	$(24)	$2,223
Projects under construction(3)	323,804	(126,191)	(6,880)	190,733	316,562	(147,142)	3,438	172,858
Stabilized commercial property(4)	38,761	(11,711)	1,675	28,725	39,401	(12,113)	1,755	29,043
Disposed project(5)	—	—	—	—	—	—	5	5
Total	$382,587	$(153,595)	$(5,022)	$223,970	$371,763	$(172,808)	$5,174	$204,129

Equity-accounted investments in Canadian residential developments	$243,667	$(141,884)	$(4,262)	$97,521	$238,513	$(138,609)	$(1,229)	$98,675
Canadian development properties, net of debt	138,920	(11,711)	(760)	126,449	133,250	(34,199)	6,403	105,454
Total	$382,587	$(153,595)	$(5,022)	$223,970	$371,763	$(172,808)	$5,174	$204,129
(1) Tricon's share of debt and lease obligations of $153,595 (December 31, 2021 - $172,808) consists of $117,101 of land and construction loans (net of deferred financing fees) and $36,494 of lease obligations under ground leases (December 31, 2021 - $135,906 and $36,902, respectively).
(2) Represents Tricon's share of development properties and other working capital items, net of debt and lease obligations.
(3) The Company started construction on the Queen & Ontario project in Q2 2022.
(4) Represents The Shops of Summerhill, an adjacent commercial property to The James development project.
(5) On November 12, 2021, Tricon, along with its institutional partner, sold their combined 80% interest in the 7 Labatt partnership to the remaining joint venture partner. Tricon has no additional dispositions planned in the near term.

Projected units and timelines are estimated based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements".

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Investments in U.S. residential developments

The Company’s U.S. residential developments include the development of dedicated single-family communities, and legacy investments in for-sale housing, including land development and homebuilding projects.

The THPAS JV-1 joint venture Investment Vehicle ("THPAS JV-1"), in partnership with the Arizona State Retirement System ("ASRS"), has committed nearly all of its equity and the portfolio currently consists of 1,896 build-to-rent units under development across twelve communities in Texas, California and Nevada. These investments represent $9.7 million of Tricon’s $127.8 million total U.S. residential development investments at fair value.

On June 13, 2022, the Company closed on a second joint venture arrangement ("THPAS Development JV-2") with ASRS. Through this new joint venture, Tricon will continue to advance the development of single-family build-to-rent communities. The total equity committed to THPAS Development JV-2 is $500 million, including a $100 million co-investment from Tricon and $400 million from ASRS, which is expected to be deployed over an investment period of three years. Combined with the THPAS JV-1 joint venture, these Investment Vehicles represent $950 million in equity commitment for single-family build-to-rent communities. Pursuant to its agreements with ASRS related to the second joint venture, Tricon will increase its ownership interest in the developed communities to 50% following their stabilization.

The Company’s legacy for-sale housing investments are structured as self-liquidating investments with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). These investments represent $118.1 million of Tricon’s $127.8 million total U.S. residential development investments at fair value.

In aggregate, the Company's U.S. residential development investments represent 1.1% of the Company's total assets but are expected to generate approximately $257.4 million of net cash flow to Tricon, a majority of which will be over the next five years (see “Non-IFRS measures and forward-looking statements” on page 1). These assets generated $23.0 million of distributions to Tricon in the second quarter of 2022, including $8.3 million in performance fees.

(in thousands of U.S. dollars)	Advances to date	Distributions to date(1)	Tricon's fair value of investment	Projected distributions net of advances remaining(2)

Investments in U.S. residential developments	$529,919	$533,580	$127,757	$257,432
(1) Distributions include repayments of preferred return and capital.
(2) Projected distributions are based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements".

The scheduled time frame for Tricon to receive the projected net distributions remaining, which is based on current project plans and subject to change (refer to page 1, "Forward-looking statements"), is as follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Projected distributions net of advances remaining	$26,102	$154,082	$77,248	$257,432

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

4.3    Private Funds and Advisory

Through its private funds and advisory ("PF&A") business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this business include providing asset management, property management and development management services. The Company intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon’s return on equity by earning asset management and other fees.
Performance overview

The following table provides details of revenue from private funds and advisory services for the three and six months ended June 30, 2022 and 2021, net of inter-segment revenues eliminated upon consolidation.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Asset management fees(1)	$3,075	$3,509	$(434)	$6,202	$6,107	$95
Performance fees(2)	8,344	3,881	4,463	9,087	4,573	4,514
Development fees(3)	6,156	5,547	609	12,018	11,011	1,007
Property management fees(4)	2,812	176	2,636	5,491	352	5,139
Revenue from private funds and advisory services	20,387	13,113	7,274	32,798	22,043	10,755

Asset management fees(5)	$2,514	$272	2,242	5,001	272	4,729
Property management fees(5)	7,717	1,186	6,531	12,672	2,060	10,612
Fees eliminated upon consolidation(5)	10,231	1,458	8,773	17,673	2,332	15,341

Total FFO(6) impact from fees	$30,618	$14,571	$16,047	$50,471	$24,375	$26,096
(1) Ranges typically from 0.5-2% of committed or invested capital throughout the lives of the Investment Vehicles under management.
(2) Calculated as approximately 20% (in most cases) of net cash flow after investors’ capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%.
(3) Calculated as 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4-5% of overall development costs of Canadian multi-family rental apartments.
(4) Includes 4-7.75% of rental revenue from multi-family rental properties, build-to-rent single-family homes and other ancillary fees.
(5) Asset management fees, property management fees (including acquisition fees calculated at 1% of pre-renovation costs and leasing fees) and other fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. Such fees are accounted for within Tricon's proportionate Core FFO.
(6) Non-IFRS measure; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

The following table provides the details of revenue from private funds and advisory services before inter-segment revenues eliminated upon consolidation.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Asset management fees	$5,589	$3,781	$1,808	$11,203	$6,379	$4,824
Performance fees	8,344	3,881	4,463	9,087	4,573	4,514
Development fees	6,156	5,547	609	12,018	11,011	1,007
Property management fees	10,529	1,362	9,167	18,163	2,412	15,751
Total FFO impact from fees	$30,618	$14,571	$16,047	$50,471	$24,375	$26,096

Asset management fees

Tricon earns asset management fee revenue on $2.8 billion of fee-bearing capital across its business segments. As at June 30, 2022, fee-bearing capital increased by $1.1 billion compared to $1.7 billion as at June 30, 2021, primarily driven by the formation of the SFR JV-2 joint venture.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Performance fees

Performance fee revenues for the second quarter were $8.3 million, an increase of $4.5 million from $3.9 million in the comparative period attributable to achieving hurdles of targeted returns from Tricon's legacy for-sale housing investments. The Company earns performance fees once targeted returns are achieved by Investment Vehicles and records them only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return.

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Estimated future performance fees(1)	$6,000	$131,000	$147,000	$284,000
(1) Estimated future performance fees are calculated pursuant to current business plans, which involve estimating future cash flows from operations and eventual sale, less construction and development costs, to determine the quantum and timing of funding requirements and cash distributions for each Investment Vehicle. Such estimated future performance fees are discounted based on expected time horizons and risk (including the risks set out in the AIF and the risk that future performance does not align with assumptions noted under the heading "Forward-looking statements" on page 1), and presented above before the deduction of any amounts paid to employees under the LTIP and performance fee expense to unitholders of the participation arrangements. Forward-looking information; see page 1.

Development fees

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

The Johnson Companies (“Johnson”)	$4,561	$3,903	$658	$9,257	$7,625	$1,632
Tricon Development Group ("TDG")	1,595	1,644	(49)	2,761	3,386	(625)
Development fees	$6,156	$5,547	$609	$12,018	$11,011	$1,007

Development fee revenues in the second quarter increased by $0.6 million, driven primarily by a 10% increase in Johnson lot sales in its communities to 1,004 lots and 11% higher lot prices compared to the same period in the prior year.

Property management fees

The Company earned $10.5 million in property management fees in the quarter through its rental operating platform, representing a $9.2 million increase from the comparative period, driven primarily by acquisition fees and leasing fees generated from the SFR JV-HD and SFR JV-2 joint ventures, as well as fees earned upon the internalization of property management functions of the U.S. multi-family rental portfolio in the third quarter of 2021.

Corporate overhead efficiency

Fees earned from managing third-party capital allow Tricon to continually improve operating efficiency and offset corporate overhead expenses. The following table provides details of the Company's net overhead expenses for the three and six months ended June 30, 2022 and 2021:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Total FFO impact from fees (excluding performance fees)	$22,274	$10,690	$11,584	$41,384	$19,802	$21,582

Salaries and benefits	(13,845)	(9,750)	(4,095)	(27,869)	(19,567)	(8,302)
Cash-based AIP expense	(4,428)	(3,250)	(1,178)	(11,362)	(6,706)	(4,656)
General and administration expense in Core FFO(1)	(11,742)	(8,209)	(3,533)	(22,853)	(15,728)	(7,125)
Recurring gross overhead expenses	$(30,015)	$(21,209)	$(8,806)	$(62,084)	$(42,001)	$(20,083)

Overhead expenses, net(2)	(7,741)	(10,519)	2,778	(20,700)	(22,199)	1,499

Total FFO impact from fees (excluding performance fees) as a percentage of recurring gross overhead expenses	74%	50%	24%	67%	47%	20%
(1) See Appendix A for reconciliation to general and administration expense per the Company's consolidated financial statements.
(2) Overhead expenses for the three months ended June 30, 2022 were fully covered by fees when including performance fees.

5.    Liquidity and capital resources

5.1    Financial strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon’s financing strategy are:

•Using various forms of debt such as fixed-rate or floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations. The Company typically purchases interest rate caps to limit its exposure to variable interest rate increases.

•Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company’s option.

•Where appropriate, raising equity through the public or private markets in the U.S. and Canada to finance its growth and strengthen its financial position.

5.2    Liquidity

Tricon generates substantial liquidity through:

•Stable cash flow received from our single-family rental business.

•Cash distributions from operating cash flow generated by our multi-family rental businesses.

•Cash distributions from land, lot and home sales in our legacy for-sale housing business.

•Fee income from our PF&A business.

•Repatriation of capital extracted through refinancings.

•Cash distributions generated from the turnover of assets with shorter investment horizons.

•Syndicating investments to private investors and thereby extracting Tricon's invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Contractual obligations

The following table presents the contractual maturities of the Company’s financial liabilities at June 30, 2022, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at June 30, 2022	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total

Liabilities
Debt(1)	230,117	1,096,932	2,849,214	962,288	5,138,551
Other liabilities	—	9,479	8,889	19,166	37,534
Limited partners' interests in single-family rental business	—	—	769,361	715,041	1,484,402
Derivative financial instruments	—	—	—	103,481	103,481
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	130,121	—	—	—	130,121
Resident security deposits	65,330	—	—	—	65,330
Dividends payable	15,872	—	—	—	15,872
Total	$441,440	$1,106,411	$3,627,464	$2,095,301	$7,270,616
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Working capital

As at June 30, 2022, Tricon had a net working capital deficit of $338.3 million, reflecting current assets of $218.4 million, offset by current liabilities of $556.6 million. The working capital deficit is primarily due to a term loan with an outstanding balance of $218.2 million coming due in October 2022, for which the Company is currently in the process of extending the maturity date. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

As of June 30, 2022, the outstanding amount under the corporate credit facility was $129,000 and an additional $371,000 of the corporate credit facility remained available to the Company.

5.3    Capital resources

Debt structure

Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company’s financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon’s exposure to interest rate fluctuations in any one period. The Company’s long-term debt structure is presented in Note 13 of the Company's Interim Financial Statements, which information is incorporated herein by reference, and further summarized in Section 3.2 of this document.

The Company provides financial guarantees for land loans and construction loans in its residential development business.

As at June 30, 2022, the Company was in compliance with all of its financial covenants.

Equity issuance and cancellations

The Company’s Dividend Reinvestment Plan (“DRIP”) provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company’s common shares to purchase additional common

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time.

As at June 30, 2022, there were 273,653,385 common shares issued by the Company, of which 273,051,643 were outstanding and 601,742 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan. In addition, the Company had 2,008,993 outstanding stock options and 2,602,265 outstanding deferred share units (DSUs).

On March 2, 2022, the Company issued 554,832 common shares in connection with the exchange of 4,675 preferred units issued by Tricon PIPE LLC. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4.7 million. As at June 30, 2022, there was $295.3 million in outstanding aggregate principal amount of Due to Affiliate in connection with the exchangeable preferred units. Pursuant to the transaction documents associated with such issuance, the investors in such preferred units have rights to exchange the preferred units into common shares of the Company at an exchange price of $8.50 per common share, as may be adjusted from time to time in accordance with the terms of such transaction documents. As at June 30, 2022, this equated to 34,744,118 common shares of the Company.

The following table summarizes the Company's equity capital structure at June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021	Variance

Common shares outstanding	273,051,643	272,176,046	875,597
Restricted common shares	601,742	597,179	4,563
Number of basic common shares issued	273,653,385	272,773,225	880,160

Outstanding stock options	2,008,993	2,017,327	(8,334)
Outstanding deferred share units (DSUs)	2,602,265	2,847,575	(245,310)
Common shares underlying exchangeable preferred units	34,744,118	35,294,118	(550,000)

6.    Operational key performance indicators

The non-IFRS financial measures, non-IFRS ratios, and KPI supplementary financial measures discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below. The presentation on a proportionate basis reflects only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing these measures on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business.These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures” on page 1 and Appendix A.

Single-family and multi-family rental

•Net operating income ("NOI") represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers.

•Net operating income ("NOI") margin represents net operating income as a percentage of total revenue from rental properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

•Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues.

•Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios.

•Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time.

•Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods.
•“Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold, homes that have been designated for sale and homes taken out of service as a result of a major renovation. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home currently included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2020, and those homes have been held in operations throughout the full periods presented in both 2021 and 2022.

Private Funds and Advisory

•Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned.

•Assets Under Management (“AUM”) includes balance sheet capital invested in the Company's principal investments and capital managed on behalf of third-party investors and is a helpful measure in evaluating the Company’s ability to grow and manage strategic capital. AUM is calculated as follows:

ASSETS UNDER MANAGEMENT
Principal Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments	Fair value of invested capital plus unfunded commitment
Third-Party Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments
For-sale housing	Outstanding invested equity and unfunded commitment
Build-to-rent	Outstanding invested equity and project-level funded debt plus unfunded commitment

Company operating performance

Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations ("AFFO") are metrics that management believes to be helpful in evaluating the Company's operating performance,

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business.

•FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company's definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts ("NAREIT"). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon's U.S. residential developments business which are intended to act as a proxy for cash generation.

•Core FFO presents FFO as a normalized figure, adjusting for transaction costs, convertible debentures interest, interest on Due to Affiliate, fees eliminated upon consolidation, non-recurring and non-cash items.

•AFFO represents Core FFO less recurring capital expenditures, which represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated.

Tricon’s method of calculating FFO is substantially in accordance with NAREIT’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO reported by other issuers.

Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including convertible debt and exchangeable preferred units) to show the full dilutive impact to shareholders.

Core FFO and AFFO payout ratios are calculated by dividing dividends declared for the period by Core FFO and AFFO, respectively, which are indicative of the Company's ability to fund dividend payments using cash from operations.

Net debt

Net debt represents the Company's total current and long-term debt per its financial statements, less its cash and restricted cash. Management believes it is a helpful liquidity measure to reflect the Company's ability to meet all of its obligations simultaneously if they were due immediately.

7.    Accounting estimates and policies, controls and procedures, and risk analysis

Refer to the Company’s MD&A for the year ended December 31, 2021, which is available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com, for detailed discussions of accounting estimates and policies, controls and procedures, and risk analysis.

7.1    Accounting estimates and policies

The Company’s accounting policies are described in Notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2021, and any changes thereto are described in Note 2 to the Interim Financial Statements for the three and six months ended June 30, 2022.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to Note 4 to the consolidated financial statements for the year ended December 31, 2021 for details on critical accounting estimates.

7.2    Controls and procedures

Management, including our President & Chief Executive Officer and Executive Vice-President & Chief Financial Officer, assessed the design and effectiveness of internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) as at June 30, 2022. In making its assessment, management used the

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Committee of Sponsoring Organizations of the Treadway Commission Framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on our evaluation within this framework, management has concluded that both ICFR and DC&P were effective as at June 30, 2022.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

7.3    Transactions with related parties

Senior management of the Company own units, directly or indirectly, in the various Tricon Investment Vehicles, as well as common shares of the Company. Refer to Note 23 in the Interim Financial Statements for further details concerning the Company’s transactions with related parties.

7.4    Dividends

On August 9, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after October 15, 2022 to shareholders of record on September 30, 2022.

7.5    Compensation incentive plans

Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com.

7.6    Risk definition and management

There are certain risks inherent in the Company’s activities and those of its investees, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The Company’s Annual Information Form dated March 1, 2022 and its MD&A for the year ended December 31, 2021, which are available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com, contain detailed discussions of these risks.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

8.    Historical financial information

The following tables show selected IFRS measures for the past eight quarters. The comparative period results have been recast in conformity with the current period presentation to show the results from the U.S multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations.

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021

Financial statement results
Net operating income from single-family rental properties from continuing operations	$104,396	$93,273	$83,355	$75,704
Total revenue from continuing operations(1)	175,522	151,199	142,077	126,093
Net income from continuing operations	416,860	163,457	126,977	201,886
Net loss from discontinued operations	—	—	—	—
Net income	416,860	163,457	126,977	201,886
Basic earnings per share from continuing operations	1.51	0.59	0.47	0.93
Basic loss per share from discontinued operations	—	—	—	—
Basic earnings per share	1.51	0.59	0.47	0.93
Diluted earnings per share from continuing operations	0.85	0.59	0.46	0.92
Diluted loss per share from discontinued operations	—	—	—	—
Diluted earnings per share	0.85	0.59	0.46	0.92

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020

Financial statement results
Net operating income from single-family rental properties from continuing operations	$70,744	$66,172	$63,719	$62,753
Total revenue from continuing operations(1)	120,117	108,321	105,556	102,459
Net income from continuing operations	146,322	41,904	75,808	53,197
Net (loss) income from discontinued operations	—	(67,562)	5,670	4,902
Net income (loss)	146,322	(25,658)	81,478	58,099
Basic earnings per share from continuing operations	0.73	0.21	0.38	0.27
Basic (loss) earnings per share from discontinued operations	—	(0.34)	0.03	0.03
Basic earnings (loss) per share	0.73	(0.13)	0.41	0.30
Diluted earnings per share from continuing operations	0.72	0.21	0.36	0.21
Diluted (loss) earnings per share from discontinued operations	—	(0.35)	0.03	0.02
Diluted earnings (loss) per share	0.72	(0.14)	0.39	0.23
(1) The comparative periods prior to March 31, 2022 have been reclassified to conform with the current period presentation. Resident recoveries previously recorded in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.

Over the past two years, the Company’s single-family rental business benefited from a number of trends that have been accelerated by the COVID-19 pandemic, including in-migration and strong population growth in U.S. Sun Belt markets, favorable demographic shifts driving new household formation, as well as a shift towards work-from-home employment with families prioritizing larger living spaces. Meanwhile, the supply of new housing was constrained by ongoing challenges related to securing entitlements for new lots and by a shortage of labor and materials, including pandemic-related supply chain bottlenecks. This imbalance in supply and demand has contributed to rising home prices and higher down payments required for homebuyers, and this, along with significantly higher mortgage rates, has made homeownership less attainable and increased demand for rental homes.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Appendix A - Reconciliations

Management considers NOI, NOI margin, Core FFO, Core FFO per share, AFFO and AFFO per share to be key measures of the Company's operating performance (see Section 6 for definitions and page 1 for discussion of non-IFRS measures).

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Net income from continuing operations attributable to Tricon's shareholders	$415,835	$145,517	$270,318	$578,182	$186,850	$391,332

Fair value gain on rental properties	(395,835)	(254,312)	(141,523)	(695,407)	(366,614)	(328,793)
Fair value gain on Canadian development properties	(874)	—	(874)	(874)	—	(874)
Fair value (gain) loss on derivative financial instruments and other liabilities	(156,487)	41,475	(197,962)	(127,125)	78,647	(205,772)
Limited partners' share of FFO adjustments	109,887	42,704	67,183	195,883	62,822	133,061
FFO attributable to Tricon's shareholders	$(27,474)	$(24,616)	$(2,858)	$(49,341)	$(38,295)	$(11,046)

Core FFO from U.S. and Canadian multi-family rental	2,505	1,919	586	4,826	9,449	(4,623)
Income from equity-accounted investments in multi-family rental properties	(18,905)	(14,272)	(4,633)	(35,942)	(13,815)	(22,127)
Loss (income) from equity-accounted investments in Canadian residential developments	98	(27)	125	113	(24)	137
Deferred income tax expense	63,604	47,104	16,500	111,491	114,231	(2,740)
Current tax impact on sale of U.S. multi-family rental portfolio	—	—	—	—	(44,502)	44,502
Interest on convertible debentures	—	2,477	(2,477)	—	4,928	(4,928)
Interest on Due to Affiliate	4,246	4,312	(66)	8,532	8,625	(93)
Amortization of deferred financing costs, discounts and lease obligations	4,603	4,475	128	8,645	8,389	256
Equity-based, non-cash and non-recurring compensation(1)	18,845	4,500	14,345	38,794	7,677	31,117
Other adjustments(2)	3,487	9,854	(6,367)	6,926	11,585	(4,659)
Core FFO attributable to Tricon's shareholders	$51,009	$35,726	$15,283	$94,044	$68,248	$25,796

Recurring capital expenditures(3)	(10,279)	(7,500)	(2,779)	(19,656)	(14,205)	(5,451)
AFFO attributable to Tricon's shareholders	$40,730	$28,226	$12,504	$74,388	$54,043	$20,345

Core FFO payout ratio(4)	31%	33%	(2)%	34%	33%	1%
AFFO payout ratio(4)	39%	42%	(3)%	43%	42%	1%

Weighted average shares outstanding - diluted	311,913,232	252,511,687	59,401,545	311,929,796	250,358,803	61,570,993
(1) Includes performance fees expense, which is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized. No payments were made for the three and six months ended June 30, 2022 and June 30, 2021.
(2) Includes the following adjustments:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Transaction costs	$5,482	$4,408	$1,074	$7,701	$5,637	$2,064
Amortization and depreciation expense	3,584	2,849	735	6,991	5,499	1,492
Realized and unrealized foreign exchange (gain) loss	(100)	2,710	(2,810)	(39)	2,540	(2,579)
Lease payments on right-of-use assets	(566)	(550)	(16)	(1,259)	(1,173)	(86)
Core FFO adjustments to income from investments in U.S. residential developments	(656)	1,491	(2,147)	(450)	1,316	(1,766)
Non-controlling interest's share of Core FFO adjustments	(201)	(244)	43	(420)	(617)	197
Limited partners' share of Core FFO adjustments	(4,056)	(810)	(3,246)	(5,598)	(1,617)	(3,981)
Total other adjustments	$3,487	$9,854	$(6,367)	$6,926	$11,585	$(4,659)
(3) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.
(4) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively. Prior to
November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to
U.S. dollars using the daily exchange rate on the applicable dividend record date.

RECONCILIATION OF RECURRING SINGLE-FAMILY RENTAL PROPORTIONATE CAPITAL EXPENDITURES
TO CONSOLIDATED PORTFOLIO CAPITAL EXPENDITURES BY PERIOD

(in thousands of U.S. dollars)		Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Recurring capital expenditures, proportionate total portfolio	(A)	$9,788	$8,796	$8,259	$6,750	$6,950	$5,303
Renovation and value-enhancing capital expenditures, proportionate total portfolio		33,941	28,475	24,915	26,189	19,359	15,983
Total capital expenditures, proportionate total portfolio		$43,729	$37,271	$33,174	$32,939	$26,309	$21,286
Limited partners' share of capital expenditures(1)		34,782	41,997	39,516	19,629	12,746	10,973
Total capital expenditures by period		$78,511	$79,268	$72,690	$52,568	$39,055	$32,259
(1) Represents the limited partners' interest of the capital expenditures in SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL PORTFOLIO RECURRING CAPITAL EXPENDITURES TO RECURRING CAPITAL EXPENDITURES IN AFFO

(in thousands of U.S. dollars)		Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Recurring capital expenditures, single-family rental proportionate total portfolio	(A)	$9,788	$8,796	$8,259	$6,750	$6,950	$5,303
Recurring capital expenditures from adjacent residential businesses		491	581	823	390	550	1,402
Recurring capital expenditures in AFFO		$10,279	$9,377	$9,082	$7,140	$7,500	$6,705

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

RECONCILIATION OF QUARTERLY CONSOLIDATED CAPITAL EXPENDITURES TO CONSOLIDATED SINGLE FAMILY RENTAL PROPERTIES

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Opening balance	$7,978,396	$4,990,542
Acquisitions	1,462,897	1,835,235
Total capital expenditures by period
Q1	79,268	32,259
Q2	78,511	39,055
Q3	—	52,568
Q4	—	72,690
Total capital expenditures	157,779	196,572

Fair value adjustments	695,407	990,575
Dispositions	(31,055)	(34,528)
Single-family rental properties balance per financial statements, end of period	$10,263,424	$7,978,396

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate same home portfolio	$54,502	$49,325	$108,237	$97,470
Net operating income (NOI), proportionate non-same home	12,685	4,732	22,241	8,214
Net operating income (NOI), proportionate total portfolio	67,187	54,057	130,478	105,684
Limited partners' share of NOI(1)	37,209	16,687	67,191	31,232
Net operating income from single-family rental properties per financial statements	$104,396	$70,744	$197,669	$136,916
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

RECONCILIATION OF U.S. MULTI-FAMILY RENTAL NOI

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate portfolio	$4,039	$3,471	$7,851	$3,471
Interest expense, proportionate portfolio	(1,428)	(1,374)	(2,798)	(1,374)
Other expenses, proportionate portfolio	(384)	(566)	(643)	(1,115)
Fair value gain on multi-family rental properties, proportionate portfolio	16,508	12,673	31,202	12,673
Income from equity-accounted investments in U.S. multi-family rental properties per financial statements(1)	$18,735	$14,204	$35,612	$13,655

Net operating income (NOI), proportionate portfolio(2)	$—	$—	$—	$3,245
Net operating income (NOI), IFRS reconciliation(2)	—	—	—	12,979
Interest expense	—	—	—	(7,845)
Other expenses	—	—	—	(1,176)
Loss on sale(1)	—	—	—	(84,427)
Net loss from discontinued operations before income taxes per financial statements(1)	$—	$—	$—	$(77,224)
(1) On March 31, 2021, the Company sold an 80% interest in its subsidiary, Tricon US Multi-Family REIT LLC, to two institutional investors. This resulted in net income from Tricon's U.S. multi-family rental business to be equity-accounted for starting on March 31, 2021 and classified as discontinued operations for all periods prior to that date.
(2) The total NOI from discontinued operations represents 100% of Tricon's NOI before the syndication of the U.S. multi-family rental portfolio on March 31, 2021. Of the total balance, only 20% is presented in the comparative NOI in Section 4.2 to assist the reader with comparability.

RECONCILIATION OF CANADIAN MULTI-FAMILY RENTAL NOI

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate portfolio	$303	$214	$590	$445
Other expenses, proportionate portfolio	(133)	(146)	(260)	(285)
Income from equity-accounted investments in Canadian multi-family rental properties per financial statements	$170	$68	$330	$160
RECONCILIATION OF PROPORTIONATE GENERAL AND ADMINISTRATION EXPENSE IN CORE FFO

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Proportionate general and administration expense in Core FFO	$11,742	$8,209	$3,533	$22,853	$15,728	$7,125
Less: cash lease payments	(566)	(550)	(16)	(1,259)	(1,173)	(86)
Proportionate general and administration expense	11,176	7,659	3,517	21,594	14,555	7,039
Limited partner's share of general and administration expense	2,729	1,611	1,118	5,186	3,118	2,068
General and administration expense per financial statements	$13,905	$9,270	$4,635	$26,780	$17,673	$9,107

TOTAL ASSETS UNDER MANAGEMENT

	June 30, 2022		December 31, 2021
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$8,551,473	52.0%	$6,816,668	49.6%
Principal AUM	7,882,872	48.0%	6,919,664	50.4%
Total AUM	$16,434,345	100.0%	$13,736,332	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com

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